Exhibit 99.2

Entry Nunc Pro Tunc

Issued by The Public Utilities Commission of Ohio

on January 9, 2013

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application of	)
Ohio Edison Company, The Cleveland	)
Electric illuminating Company, and The	)
Toledo Edison Company for Authority to	)	Case No. 12-1465-EL-ATS
Issue Phase-In-Recovery Bonds and	)
Impose, Charge and Collect Phase-In-)
Recovery Charges and for Approval of	)
Tariff and Bill Format Changes.	)

ENTRY NUNC PRO TUNC

The Commission finds:

(1)	Pursuant to its December 19, 2012, Entry on Rehearing, the Commission granted in part and denied in part the application for rehearing filed by Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company (collectively, Joint Applicants).

(2)	The second full paragraph, second sentence on page 5 of the December 19, 2012, Entry on Rehearing states that:

Specifically, the Commission clarifies that the Financing Order, p. 40, (10) should reflect that upfront and ongoing Financing Costs for the issuance of PIR Bonds, under the single combined issuance should not exceed five percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra.

In order to be consistent with our treatment of debt retirement costs, the aforementioned sentence should be revised as follows:

Specifically, the Commission clarifies that the Financing Order, p. 40, (10) should reflect that upfront and ongoing Financing Costs for the issuance of PIR Bonds, under the single combined issuance, should not exceed by more than five percent the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra.

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(3)	The third full paragraph, second sentence on page 9 provides “that the first full paragraph on p. 21 of the Financing Order should be revised to read as follows….” The aforementioned sentence should be revised to reflect “that the second full paragraph on p. 21 of the Financing Order should be revised to read as follows ….”

(4)	The last finding on page 21 of the Financing Order reflects that “Joint Applicants propose that the following language should be adopted in the Financing Order at 41, Section VI.D.2:” The aforementioned sentence should be revised to reflect that “Joint Applicants propose that the following language should be adopted in the Financing Order at 41, Section Vl.D.13:”

(5)	Column (e) on Page 9 of the Revised Issuance Advice Letter currently is captioned as “Present Value of Phase-In-Recovery.” It should be captioned “Present Value of Phase-In-Recovery Charges.”

It is, therefore,

ORDERED, That the December 19, 2012, Entry on Rehearing be amended nunc pro tunc, to provide for the revised sentences and corrections as set forth above. It is, further,

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ORDERED, That a copy of this Entry be served upon all parties of record.

THE PUBLIC UTILITIES COMMISSION OF OHIO

Todd A. Snitchler, Chairman

/s/ Steven D. Lesser
Steven D. Lesser	Andre T. Porter

Lynn Slaby

JSA/vrm

Entered in the Journal

J“N 0 9 2C\3

Barcy F. McNeal
Secretary

Exhibit 99.2

Entry On Rehearing

Issued by The Public Utilities Commission of Ohio

on December 19, 2012

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application of	)
Ohio Edison Company, The Cleveland	)
Electric Illuminating Company, and The	)
Toledo Edison Company for Authority to	)	Case No. 12-1465-EL-ATS
Issue Phase-In-Recovery Bonds and	)
Impose, Charge and Collect Phase-In-)
Recovery Charges and for Approval of	)
Tariff and Bill Format Changes.	)

ENTRY ON REHEARING

The Commission finds:

(1)	Pursuant to its October 10, 2012, Financing Order, the Commission approved, subject to specific stated conditions, the joint application of Ohio Edison Company, The Oeveland Electric Illuminating Company, and The Toledo Edison Company (collectively, Joint Applicants) for authority to issue Phase-In-Recovery (PIR) Bonds and impose, charge and collect PIR Charges. Additionally, the Commission approved the requested tariff and bill format changes.

(2)	On November 9, 2012, Joint Applicants filed an application for rehearing regarding the Commission’s Financing Order.

(3)	On November 19, 2012, the Ohio Consumers’ Counsel (OCC) filed its memorandum contra Joint Applicants’ application for rehearing.

(4)	Section 4903.10, Revised Code, provides that any party who has entered an appearance in a proceeding may apply for rehearing with respect to any matter determined by the proceeding by filing an application within 30 days of the entry of the order in the Commission’s journal. The Commission may grant and hold rehearing on the matter specified in the application if, in its judgment, sufficient reason appears to exist.

(5)	The application for rehearing has been timely filed as required by Section 4903.10, Revised Code.

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(6)	In their first assig’iunent of error, Joint Applicants assert that the Financing Order unreasonably and unlawfully caps all Financing Costs at five percent of the companies’ estimated costs, instead of 105 percent of the Financing Costs, excluding debt retirement costs, and 115 percent for debt retirement costs (Application for Rehearing at 1).

Joint Applicants point out that based on the representations set forth in their application, the estimated upfront Financing Costs for a combined issuance, exclusive of debt retirement costs, would be approximately $8.4 million. Additionally, Joint Applicants note that based on the representations set forth in their application, the ongoing Financing Costs for a combined issuance would be approximately $1.1 million annually and result in savings of almost $300,000 annually. (Id., Memorandum in Support at 5.)

Joint Applicants recognize that, in its Financing Order at p. 20, the Commission established that the debt retirement costs should not exceed the debt retirement costs estimated in the application by more than 15 percent and that the Financing Costs other than debt retirement costs should not exceed the estimated costs provided in the application by more than five percent (Id.).

Notwithstanding this determination, Joint Applicants point out that the Commission in Section VI.D.10 of its Financing Order, p. 40, established limits on the Financing Costs that both conflict with the Commission’s findings earlier in the Financing Order and are unworkable (Id. at 6). In particular, Joint Applicants highlight that the Commission determined that “upfront and ongoing Financing Costs for the issuance of PIR Bonds, under the single combined issuance, and the debt retirement costs should not exceed five percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra” (Id. at 5, citing Financing Order at 40).

Joint Applicants also submit that while the Commission, in Section VI.D.10 of its Financing Order, p. 40, required them to file an Issuance Advice Letter setting forth their actual upfront and ongoing Financing Costs, this requirement cannot be satisfied due to the fact that the actual ongoing Financial Costs will be incurred over the term of the PIR Bonds (Id. at 7).

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Additionally, Joint Applicants submit that caps on Financing Costs are not needed and can only work to the detriment of customers by denying them of millions of dollars in savings in the aggregate due to the implementation of an arbitrary cap (Id. at 4). Referencing Sections 4928.232(E)(1) and 4928.232(F), Revised Code, Joint Applicants contend that the General Assembly recognized that Financing Costs will fluctuate with market conditions and, therefore, only authorized a cap on total Phase-In Costs. Further, Joint Applicants submit that because the securitization structure created by the General Assembly ensures that customers will benefit from a securitization, arbitrary caps on costs are unnecessary and counterproductive (Id.).

(7)	OCC responds that it is reasonable for the Commission to establish caps on individual items and on the aggregate amount of Financing Costs associated with the issuance of PIR Bonds. Relying upon the statutory cap on total Phase-In Costs provided pursuant to Section 4928.232(F), Revised Code, OCC asserts that this cap can only be achieved through reasonable caps on all related upfront Financing Costs and on-going Financing Costs (OCC Memorandum Contra at 3).

OCC believes that the estimations of upfront and on-going Financing Costs set forth in the application are relevant and that the Commission, in its Order, has provided ample flexibility to accommodate possible changes in market conditions (Id. at 4). In support of its position, OCC asserts that the companies should have provided accurate estimates in their application as to their financing and debt retirement costs. OCC points out that if the companies’ estimates are inaccurate or unreliable, the benefits to customers regarding the proposed securitization cannot be determined and the Commission will be unable to determine if customers will realize cost savings from the issuance of the PIR Bonds. Therefore, OCC recommends that the Commission not permit the companies to proceed with the proposed securitization and, instead, should obtain and review answers from Joint Applicants regarding their estimates of the Financing Costs contained in the joint applicant and relied upon the Commission and the parties in this proceeding (Id. at 4, 5).

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OCC also highlights that, pursuant to Section 4928.232(D)(2), Revised Code, there must be a demonstration that customer savings are measurably enhanced and not simply that customers will benefit from the securitization. According to OCC, the capping of upfront and ongoing Financing Costs helps ensure that this requirement is satisfied (Id. at 5, 6).

In response to Joint Applicants’ assertion that the applicable statute only requires a cap on total Phase-In Costs, OCC points out that the law does not prohibit the Commission from establishing a cap on upfront and ongoing Financing Costs. Therefore, OCC believes that it is appropriate for the Commission to apply its technical expertise to determine caps on financing and debt retirement costs on a case-by-case basis (Id. at 5). Additionally, OCC asserts that capping the upfront and ongoing Financing Costs is necessary to achieve the cap on total Phase-In Costs, as required by the statute (Id. at 6).

(8)	Upon a review of the arguments raised by Joint Applicants in their first assignment of error, the Commission finds that the application for rehearing should be granted in part and denied in part.

In regard to Joint Applicant’s objection to the Commission’s determination to cap both upfront and ongoing Financing Costs rather than just capping total Phase-In Costs, the Commission finds that the application for rehearing should be denied. In reaching this determination, the Commission highlights that, pursuant to Section 4928.232(E)(1), Revised Code, it is authorized to establish the maximum amount and a description of the Phase-In Costs that may be recovered through the issuance of the PIR Bonds. Consistent with this authority, the Commission properly established caps setting forth the maximum amount to be permitted for both upfront and ongoing Financing Costs and for debt retirement costs which comprise the Phase-In Costs authorized pursuant to Section 4928.232(E)(1), Revised Code. In reaching this determination the Commission notes that unlike the issue of interest rate identification discussed, infra, many of these costs are largely quantifiable.

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To the extent that Joint Applicants are continuing to advocate that the Commission should utilize the thresholds of 105 percent of the Financing Costs, excluding debt retirement costs, and 115 percent for debt retirement costs in lieu of the five and 15 percent caps as set forth in the Financing Order, the application for rehearing is denied. In reaching this determination, the Commission finds that such an interpretation will result in the recovery of an unreasonable amount of costs related to the approved securitization.

With respect to Joint Applicant’s objection regarding the alleged inconsistencies in the Financing Order regarding the authorized cap for debt retirement costs, the Commission finds that the application for rehearing should be granted. Specifically, the Commission clarifies that the Financing Order, p. 40, (10) should reflect that upfront and ongoing Financing Costs for the issuance of PIR Bonds, under the single combined issuance should not exceed five percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra. Further, the debt retirement costs should not exceed the debt retirement costs estimated in the application by more than 15 percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2. Finally, rehearing is granted for the purpose of modifying the Financing Order to no longer require the inclusion of the ongoing Financing Costs in the Issuance Advice Letter inasmuch as such amount will not be specifically identifiable at the time of the filing of the Issuance Advice Letter.

(9)	In their second assignment of error, Joint Applicants assert that the Commission must provide minimum standards for third party billing. While recognizing that third parties currently cannot bill and/or collect Phase-In-Recovery Charges, Joint Applicants point out that the application in this proceeding contemplates the billing and collection of Phase-In-Recovery Charges through 2034. (Application for Rehearing at 7.) Therefore, Joint Applicants contend that the Commission, in its Financing Order, must address and minimize the risk that third-party billing and collection presents to future billing and collection of Phase-In-Recovery Charges (Id. at 8). While recognizing that the Commission noted that Joint Applicants “should be allowed to implement such features subject to the

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terms and conditions of competitive third-party billing set forth by the Commission at that time,” Joint Applicants assert that such a determination does nothing to mitigate the risk as reflected in the bond rating (Id. at 10 citing Financing Order at 21).

In support of their position, Joint Applicants aver that the risk that third-party billing and/ or collection could be implemented during the time period when the PIR Bonds are outstanding represents a risk to investors that is considered by rating agencies in determining the appropriate rating for the PIR Bonds and that this risk affects the ultimate interest borne by the PIR Bonds and incorporated into the Phase-In-Recovery Charges (Id. at 8). Joint Applicants submit that in light of the risk of future third-party billing and collection relative to Phase-In-Recovery Charges, rating agencies require that Financing Orders authorizing utility securitizations include minimum standards for billing and collection agents in order for those securitizations to receive a AAA rating (Id.) According to Joint Applicants, unless the Commission corrects the Financing Order’s failure to acknowledge and mitigate the risk of third-party billing and collection of Phase-In-Recovery Charges, they may be unable to complete the securitization and customers will be harmed by having to forego millions of dollars of savings in the aggregate (Id.).

Joint Applicants believe that it is critical to the proposed securitization that the Commission grant rehearing and issue a revised Financing Order that includes the specific minimum standards identified below in order that the PIR Bonds be considered as the highest credit quality instruments and deliver the expected savings to customers. In particular, Joint Applicants opine that the minimum standards must address rating agency concerns concerning the risks presented by the possibility of having third-party billing and collection service approved in the state of Ohio prior to the year 2035 (Id. at 8, 9).

In support of their position, Joint Applicants assert that particular rating agencies have now included third-party billing standards as a factor in their rating of the creditworthiness of securitization bond (Id. at 9). Joint Applicants opine that in order “[f)or rating agencies to stress test the Companies proposed securitization using an

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assumption that third-party billing and/ or collections could occur during the term of the PIR Bonds, they must have guidance from this Commission as to the standards that may be applicable….” (Id. at 10). Reiterating the minimum standards set forth in their application that they believe must be included in a Financing Order, Joint Applicants state that:

Such steps should generally require that (i) the Commission establish operational standards and minimum credit requirements for any such third-party billing intermediary, or require a cash deposit, letter of credit or other credit mitigant in lieu thereof, (ii) the Commission find that regardless of who is responsible for billing, the customers of that electric distribution utility shall continue to be responsible for Phase-In-Recovery Charges, (iii) if a third party meters and bills for the Phase-In-Recovery Charges, that the electric distribution utility (as servicer) must have access to information on billing and usage by customers to provide for proper reporting to the [Special Purpose Entity] SPE and to perform its obligations as servicer, (iv) in the case of a third party default, billing responsibilities must be promptly transferred to another party to minimize potential losses; and (v) the failure of customers to pay Phase-In-Recovery Charges shall allow service termination by the electric distribution company on behalf of the SPE of the customers failing to pay Phase-In-Recovery Charges in accordance with Commission-approved service termination rules and orders.

(Id. at 8, 9 citing Application at 24).

Additionally, Joint Applicants assert that the Commission improperly determined that, to the extent that it authorized third-party billing and/or collection of Phase-In-Recovery Charges in the future, such billing and collection costs should not be included as part of the recoverable, ongoing Phase-In Costs or other rates and charges (ld. at 10, 11 citing Financing Order at 47). In support of its position, Joint Applicants explain that under a third-party billing scenario, the third-party would

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be compensated directly or indirectly by all customers for this service, including those customers paying the Phase-In Recovery Charges. Joint Applicants submit that they should not be precluded from recovering prudently-incurred costs of providing electric service to customers (Id. at 11). Further, Joint Applicants aver that to the extent that “any incremental costs are incurred by the companies in connection with third-party billing and collection services, they must be appropriately allocated to both the Companies’ distribution service and as a Phase-In-Recovery Charge in order to avoid a compromise of the bankruptcy remote nature of the transaction” (Id.).

Based on the Commission’s language regarding third-party billing, Joint Applicants opine that the bankruptcy remote nature of the SPE will be compromised due to the fact that either the SPE will be forced to incur a charge for which it has no offsetting revenue or the Companies will be forced to subsidize the SPE. Joint Applicants contend that either scenario will jeopardize the bankruptcy remote nature of the SPE and will threaten the AAA rating (Id. at 12).

(10)	Upon a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted.

In consideration of this assignment of error, the Commission notes that Joint Applicants’ request that the Commission establish specific minimum third-party billing standards in order to alleviate the concerns of the applicable rating agencies regarding the creditworthiness of the PIR Bonds. Joint Applicants also recognize that third-parties currently cannot bill and/ or collect Phase-In-Recovery Charges either separately or as one billing component that may be levied upon the companies’ customers (Id. at 7). Further, Joint Applicants acknowledge that third-party billing and collection service can only become a reality in the future if authorized by the Commission and that the Commission will have the responsibility to minimize the potential risk to customers of any defaults by third parties that may in the future bill and collect the Phase-In-Recovery Charges (Id. at 10).

As clearly stated in its Financing Order, the Commission recognizes the potential of third-party billing in the future and

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has acknowledged that if it establishes rules in the future relating to competitive third-party billing/ collection, Joint Applicants should be allowed to implement such features subject to the terms and conditions of competitive third-party billing set forth by the Commission at that time (Financing Order at 21). This representation responds to Joint Applicants’ request that the Commission clearly signal today that it is willing to allow for third-party billing of the Phase-In-Recovery Charges in this case in the event that the Commission establishes rules setting forth the minimum standards by which such activity would occur.

Notwithstanding this determination, the Commission is sensitive to Joint Applicants’ need further clarification as to the issue of future third-party billing for inasmuch as it represents a risk to investors that is considered by rating agencies in determining the appropriate rating for the PIR Bonds and affects the ultimate interest borne by the PIR Bonds and incorporated into the Phase-In-Recovery Charges.

Additionally, the Commission finds that rehearing should be granted relative to the Joint Applicants’ assignment of error regarding the determination that to the extent that the Commission authorizes third-party billing and/ or collection of Phase-In-Recovery Charges in the future, such billing and collection costs should not be included as part of the recoverable, ongoing Phase-In-Costs or other rates and charges.

Consistent with these determinations, the Commission finds that Joint Applicants’ proposed modifications with respect to this assignment and error should be granted. Specifically, the Commission finds that the first full paragraph on p. 21 of the Financing Order should be revised to read as follows:

The Commission notes that there is no dispute that competitive third-party billing/ collection is not currently permitted by the Commission’s rules. However, if the Commission, in the future, establishes rules relating to competitive third party billing/collection, the Commission will take the necessary steps to ensure nonbypassability, both to preserve the high credit quality of the PIR Bonds and to minimize the likelihood that any

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defaults by any such third party result in an increase in charges thereafter billed to all customers. Further, any such third-party billing/ collection costs shall be included as part of the recoverable, ongoing costs as contemplated by the application and the Act, or as part of any other rates and charges, as appropriate.

Additionally the Commission finds that paragraph VI.F.11 on p. 47 of the Financing Order should be revised to read as follows:

If and to the extent that the Commission subsequently allows third parties to bill and/ or collect any Phase-In-Recovery Charges, the Commission will take steps to ensure nonbypassability and minimize the likelihood of default by third-party servicers, which generally would include (i) operational standards and minimum credit requirements for any such third party billing servicer, or require a cash deposit, letter of credit or other credit mitigant in lieu thereof, (ii) a finding that, regardless of who is responsible for billing, customers shall continue to be responsible for Phase-In-Recovery Charges, (iii) if a third party meters and bills for the Phase In-Recovery Charges, that the electric distribution utility (as servicer) must have access to information on billing and usage by customers to provide for proper reporting to the SPE and to perform its obligations as servicer, (iv) in the case of a third party default, billing responsibilities must be promptly transferred to another party to minimize potential losses; and (v) the failure of customers to pay Phase-In-Recovery Charges shall allow service termination by the electric distribution utility on behalf of the SPE of the customers failing to pay Phase-In-Recovery Charges in accordance with Commission approved service termination rules and orders. Any costs associated with such third-party billing and/ or collection shall be included as part of the recoverable, ongoing Phase-In-Costs-or any other

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rates or charges, as appropriate. Further, the Commission shall not permit implementation of any third-party billing/ collection that would result in a downgrade of the PIR Bonds.

(11)	In their third assignment of error, Joint Applicants contend that the Commission erred by imposing a cap on the interest rate for PIR Bonds at the level of the interest rates originally included with the application filed in this case (Application for Rehearing at 13). In particular, Joint Applicants assert that the rate cap is an unreasonable limitation that jeopardizes the entire securitization and the benefits it is expected to bring to customers (Id. at 13, 14). Additionally, Joint Applicants argue that an interest rate cap is unnecessary due to the fact that, consistent with Section 4928.235(C)(2), Revised Code, the companies will not proceed with the securitization transaction unless savings can be achieved for consumers (Id. at 15).

As further explanation, Joint Applicants indicate that the interest rates referenced in the application were included solely for illustration purposes based on the then current interest rates for a bond issuance with particular structural features and rating (Id. at 14). Based on these assumptions, Joint Applicants – state that, in their application, they estimated that the weighted average yield of PIR Bonds (exclusive of upfront and ongoing financing costs) would be less than three percent on the date that the application was filed (Id.). Additionally, Joint Applicants state that, in their application, they estimated that significant cost savings and mitigation of rate impacts through the issuance of the proposed PIR Bonds would be expected to occur provided the weighted average yield on the various tranches of PIR Bonds was below five percent (Id.).

In support of their position regarding this assignment of error, Joint Applicants explain that the effective interest rate will not be known until the PIR Bonds are priced at the time that they are sold. Joint Applicants opine that the interest rates will most likely be different at the time that the Commission prices the PIR Bonds. Joint Applicants highlight that the Commission’s determination would prohibit even a very small increase in interest rates that would result in a minor decrease in customer savings (Id. at 14). Joint Applicants believe that such an outcome is not reasonable and not consistent with the applicable statute (Id. at 14).

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According to Joint Applicants, any increase in market rates will be mitigated to some extent by a corresponding reduction in debt retirement costs. Specifically, Joint Applicants note that the debt retirement costs are a function of the maturity period remaining on the existing debt to be redeemed and the spread between the current interest on U.S. Treasury securities with a similar remaining maturity as the debt to be redeemed and the interest rates on the existing debt to be redeemed. Joint Applicants note that the smaller the spread between these two interest rates and the shorter the remaining maturity period, the lower the debt retirement costs. (Id. at 15).

While they do not believe that an interest rate cap is necessary, Joint Applicants submit that, to the extent that the Commission does intend to establish such a cap, it should be no less than 200 basis points above the estimated weighted average yield provided for in the application. Joint Applicants believe that this range is necessary to account for market conditions while preserving an opportunity for customer savings.

(12)	OCC submits that it is reasonable and lawful for the Commission to impose interest rate caps on the PIR Bonds that are at or below those referenced in the application. OCC disputes Joint Applicants’ claim that the interest rates included in the application were provided solely for the purposes of illustration of the then current market rates. Rather, OCC states that the interest rates were included in part to justify that the proposed securitization would measurably enhance the benefits to customers based on the most reasonably accurate information available (OCC Memorandum Contra at 7).

Further, OCC notes that if there is no cap on the interest rate on the PIR Bonds, the application could be premised on an unreasonably low interest rate for the purpose of justifying the proposed securitization. However, OCC opines that absent an interest rate cap, if the market interest rate does change significantly, the underlying rationale for the securitization would no longer be valid since the companies could not prove that the securitization would result in measurably enhanced benefits (Id. at 7, 8).

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In response to Joint Applicants proposal that any interest rate cap be no less than 200 basis points above the estimated weighted average yield provided in the application, OCC asserts that the proposed threshold should be rejected due to the fact that the companies have failed to provide any support for the proposed threshold. OCC emphasizes that the establishment of an interest rate cap will serve to protect customers in the event that there is a change in market conditions. (Id. at 8.)

(12)	Upon a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted. The Commission certainly agrees with OCC regarding the need for securitization applications filed with the Commission to present a sufficient level of certainty relative to the assertions set forth in the application in order to allow for the Commission to reasonably rely on such information when performing its analysis and issuing its decision. To do otherwise will result in the Commission rendering its decisions based on hypotheses, rather than actual facts.

Notwithstanding this pronouncement, the Commission recognizes that there are unique circumstances in which specific requisite criteria cannot be known with certainty and can only be speculated about at the present time. The actual level of a future interest rate is one of these circumstances. While the Commission, in its Financing Order, relied upon the representation set forth in the application that the weighted average yield of PIR Bonds (exclusive of upfront and ongoing financing costs) would be less than three percent on the date that the application was filed, the Commission recognizes that this rate cannot be known at this time. Therefore, the Commission must consider the reasonableness of certain assumptions and then proceed with performing its analysis pursuant to Section 4928.232(0)(2), Revised Code. To the extent that the actual interest rate is higher than anticipated, the Commission will consider this factor as part of its review of the terms of the Issuance Advice Letter in accordance with Section 4928.235(C)(2), Revised Code, discussed infra..

(14)	In its fourth assignment of error, Joint Applicants seek clarification of when the Financing Order is to become final and

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not subject to modification by a Supplemental Financing Order. Specifically, Joint Applicants dispute the Commission’s determination that it be afforded four complete business days following receipt of the Issuance Advice Letter to complete its review of the transaction and that, if the Commission does not act during this time period, the Order shall be considered to be the Final Financing Order (Application for Rehearing at 16 citing Financing Order at 45). Additionally, Joint Applicants dispute the Commission’s determination that it may issue a Supplemental Financing Order within the four-day period in order to stop the issuance of the PIR Bonds (Id. citing Financing Order at 23).

In support of this assignment of error, Joint Applicants contend that the date upon which a Financing Order becomes final is determined by Section 4928.33, Revised Code, and that the companies cannot move forward with the pricing of the PIR Bonds until there is a Final Financing Order (Id. at 16). While recognizing that following the issuance of its Financing Order and the filing of the Issuance Advice Letter the Commission may issue an Order determining that customers will not realize cost savings from the securitization, Joint Applicants submit that such an Order is not a Supplemental Financing Order and would not further modify the Final Financing Order (Id. at 17).

Based on its statutory interpretation, Joint Applicants request that the Commission clarify that the Financing Order approved pursuant to its Entry on Rehearing will become the Final Financing Order in accordance with Section 4928.233(E), Revised Code, and not following the filing of the Issuance Advice Letter. Additionally, Joint Applicants request that the Commission clarify that, while it may, pursuant to Section 4928.235(C)(2), Revised Code, stop the issuance of PIR Bonds within four days after receipt of the Issuance Advice Letter, it will not modify or amend a Final Financing Order (Id. at 17).

(15)	Upon the a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted in part and denied in part.

Specifically, the Commission agrees with Joint Applicants’ assertion that Section 4928.233, Revised Code, establishes the

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parameters under which a Financing Order becomes final and not subject to modification by the Commission. In particular, the Commission recognizes that, consistent with Section 4928.233(£), Revised Code, a Financing Order shall become final and take effect as follows:

(a)	On the expiration of the thirty-day period after the date the Commission issues the Financing Order if no application for rehearing is filed with the [C]ommission within that period;

(b)	On the expiration of the sixty-day period after the denial of the application for rehearing, if no notice of appeal is filed with the [S]upreme [C]ourt within that period;

(c)	On the expiration of the sixty-day period after the [C]ornission issues an order after rehearing that approves or modifies and approves the [F]inancing [O]rder, if no notice of appeal is filed with the [S]upreme [C]ourt within that period;

(d)	On the expiration of the ten-day period after the date that the [S]upreme [C]ourt judgment entry or order that affirms or modifies and affirms a [F]inancing Order is filed with the clerk, including any such order issued by the [c]ourt following a [C)ommission decision on remand, if no motion for reconsideration is filed within that period;

(e)	On the date the [S]upreme [C]ourt [O]rder denying a motion for reconsideration of a judgment entry or order that affirmed or modified and affirmed a {F]inancing Order is filed with the clerk;

(f)	On the date the [S]upreme [C]ourt judgment entry or order issued after reconsideration of a judgment entry or order that affirmed or modified and affirmed a [F]inancing [O]rder is filed with the clerk;

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(g)	On the applicable effective date under division (E)(1), (2), or (3) of this section regarding a [F]inancing [O]rder remanded to the [C]ommission.

[Section 4928.233(E)].

Notwithstanding the actual time upon which a Financing Order becomes final, the Commission finds that, consistent with Section 4928.235(C)(2), Revised Code, it continues to maintain the jurisdiction prior to the actual issuance of the PIR Bonds to determine whether market conditions are such that customers will not realize cost savings from the issuance of PIR Bonds. The Commission will perform this analysis consistent within the four-day window for the review of the Issuance Advice Letter and the attestations of the Commission’s independent financial advisor as set forth in the Financing Order. To the extent that the Commission finds that market conditions are such that customers will not realize cost savings from the issuance of the PIR Bonds, the Commission shall issue an order directing that the EDU not proceed with securitization approved under the final Financing Order.

(16)	In their fifth assignment of error, Joint Applicants respond to the Commission’s determination that the fee for the Commission’s designated financial advisor shall not to exceed $1,500,000, $500,000 of which is to be funded out of the underwriter’s spread and $1,000,000 of which will be included as part of the upfront Financing Costs (Id. at 17, 18). Joint Applicants assert that the Commission’s authorized fee for its financial advisor is inappropriate, unnecessarily high, and inconsistent with market precedent (Application for Rehearing at 18).

Specifically, Joint Applicants contend that under the Commission’s structure, the financial advisor’s fee would reduce the fee paid to underwriters that actually conduct the transaction and the financial advisor will earn a fee greater than any of the underwriters (Id.). Further, Joint Applicants conjecture that such an excessive fee cap for the financial advisor will result in Request for Proposal (RFP) responses that include fees well above market. According to Joint Applicants, such a scenario is problematic due to the fact that the

12-1465-EL-ATS	-17

companies’ customers will have to pay this fee as one component of the upfront Financing Costs. (Id.). As a result of their expressed concerns, Joint Applicants recommend that the Financing Order be amended to reflect that the fee for the Commission’s financial advisor should not exceed $500,000 and that the fee be included as part of the upfront Financing Costs and not be funded out of the underwriter’s spread.

(17)	OCC emphasizes that the role of the independent financial advisor is important in light of the fact that this is the first securitization proceeding to be considered by the Commission (OCC Memorandum Contra at 11). Given the important responsibility of the independent financial advisor for minimizing the costs to be incurred by customers, OCC concludes that paying the first $500,000 of the financial advisor’s fee out of the underwriter’s spread is justified and in the best interest of customer (Id. at 10).

OCC believes that the range of the independent financial advisor fee, the disbursement of the fee out of the underwriter’s spread, and the use of a competitive RFP process in selecting the independent financial advisor are reasonable. In reaching its conclusion, OCC compared the level of the proposed fee for the individual financial advisor to the proposed fees for other types of professional services related to the proposed transaction (Id. at 10, 11). OCC does not believe that First Energy has substantiated its assertion that the proposed fee and payment structure will likely result in RFP responses that include a fee structure well above market. Rather, OCC submits that the fee will be determined under the supervision of the Commission Staff (Staff) as a result of a competitive bid process (Id. at 9). Finally, OCC notes that the range of the independent financial advisor fee is on par with those approved by other state Commissions throughout the country (Id. at 11).

(18)	Upon the a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be denied.

In reaching this decision, the Commission highlights the fact that, rather than establishing the actual amount of compensation to be paid to the selected financial advisor, the

12-1465-EL-ATS	-18

Commission, pursuant to the Financing Order, simply established the ceiling for the level of compensation to be paid to the financial advisor selected to assist the Commission in its review of the final terms of the proposed transaction, including, but not limited to the attestation that the final terms and conditions of the securitization transaction are consistent with the Financing Order and the requisite statutory provisions. See Financing Order at 43, 44.

Specifically, the Commission stated the financial advisor’s fee should be capped at an amount not to exceed $1,500,000; $500,000 of which will be funded out of the underwriter’s spread and $1,000,000 of which will be included as part of the upfront Financing Costs. The actual selection of the financial advisor will occur pursuant to a RFP process under the supervision of Staff. It is incorrect to prematurely assume that RFP process will automatically result in the payment of the capped amount. Additionally, with respect to the disbursement of independent financial advisor’s fee out of the spread of underwriter, the Commission clarifies that the $500,000 amount out of the underwriter’s spread will be adjusted on a prorated basis if the actual fee does not reach the $1,500,000. Finally, the Commission agrees with OCC that the range of the independent financial advisor fee is on par with independent financial advisor fees approved by other state Commission’s throughout the country.

(19)	In their sixth assignment of error, Joint Applicants note that, although the Commission addressed the fee available for the companies or any successor electric distribution utility (EDU) as a servicer, it did not address the fee available for a non-EDU servicer to the extent that situation arises (Application for Rehearing at 19). Joint Applicants submit that the Commission fails to recognize that such an omission impacts the confidence of rating agencies and jeopardizes the securitization process and its benefits. In support of its position, Joint Applicants note that, while this proceeding is the first in the state of Ohio to securitize an EDU assets, electric utility customer-backed securitization processes have been implemented in a number of other states across the country (Id.). As a result of these processes, Joint Applicants submit that rating agencies have certain expectations for utility commission financing orders in order to provide greater security for the rating agencies that the securitization will attain an AAA rating (Id.).

12-1465-EL-ATS	-19

Additionally, Joint Applicants assert that the Commission should provide that the non-EDU servicer fee should be increased, if necessary, to ensure the collection and true-up of the Phase-In-Recovery Charges and the attainment of a AAA rating from the rating agencies on the PIR Bonds (Id.). In making this proposal, Joint Applicants submit that the servicing fee for such non-utility successors shall not exceed 0.75 percent of the initial principal amount of the PIR Bonds (Id. at 20).

(20)	Upon a review of the arguments raised by Joint Applicants relative to this assignment of error, the Commission finds that the application for rehearing should be granted consistent with the clarifications set forth supra regarding potential future third-party billing.

Notwithstanding the fact third-party billing does not currently exist, the Commission is sensitive to the concerns expressed by Joint Applicants regarding the need for certainty in order to enhance the likelihood of the PIR Bonds receiving a AAA rating. Therefore, to the extent that the Commission subsequently amends its rules to provide for the third-party billing of EDU charges, the Commission finds that a non-EDU servicer of the PIR Bonds shall receive an annual servicing fee not to exceed 0.75 percent of the initial principal amounts of the applicable PIR Bonds issued by the respective SPE of the Joint Applicant. Consistent with this determination, paragraph VI. B.14. on p. 36 of the Financing Order shall be amended to provide that:

In the event that there is no EDU successor willing or able to perform such servicing functions, a non-utility servicer shall be engaged, and given the incremental costs to perform the servicing function shall be entitled to an increased annual servicing fee to preserve the PIR Bond ratings. However, the annual servicing fee for such non-utility successor shall not exceed 0.75 percent of the initial principal amount of the PIR Bonds.

12-1465-EL-ATS	-20

(21)	In their seventh assignment of error, Joint Applicants assert that the Financing Order and the Issuance Advice Letter include specific errors and inconsistencies that warrant correction in order to ensure accuracy and consistency with the applicable statutes and the language of the documents themselves.

(22)	Upon a review of corrections identified in this assignment of error, the Commission finds that the application for rehearing shall be granted in part and denied in part. Specifically, all of the proposed language corrections with the exception of those denoted below are approved without any modification.

(23)	Joint Applicants propose that in the Financing Order at 29, Section VI.A.4, the first sentence should be revised as follows in order to clarify terms of capitalization of the SPEs:

Each Applicant will capitalize its respective SPE in an amount not less than 0.50 percent of its initial principal balance of the PIR Bonds, as may be adjusted upward at the time of issuance based on rating agency requirements and the return of and on such capitalization as shall be maintained as an ongoing financing cost.

(Application for Rehearing at 21).

(24)	The proposed revision shall be denied. In reaching this determination, the Commission calls attention to the fact that the proposed language is substantively different from Joint Applicants’ original proposal that:

[e]ach applicant will capitalize its respective SPE in an amount anticipated to be approximately 0.50 percent of its initial principal balance of Phase-In-Recovery Bonds, as may be adjusted at the time of issuance based on rating agency requirements.

(Application at 17).

12-1465-EL-ATS	-21

(25)	Joint Applicants propose that the following language should be adopted in the Financing Order at 37, Section VI.C:

The costs of setting up and maintaining the PIR Trust, including fees and expenses of the trustee and its counsel shall be included in and constitute upfront and ongoing financing costs.

(Application for Rehearing at 21).

(26)	The proposed language shall be approved with the addition of the clarification that the costs of the setting up and maintaining the PIR Trust shall not exceed the costs authorized pursuant to the Financing Order.

(27)	Joint Applicants propose that the following language in the Financing Order at 37, Section VI.D.1, should be adopted:

Phase-In-Recovery Charges together with the adjustment mechanism will provide full and timely recovery of all costs associated with the issuance of or use of proceeds from the PIR Bonds approved in this proceeding including all Phase In Costs and financing costs as described in this Financing Order.

(Id.)

(26)	The proposed language shall be approved as follows:

Phase-In-Recovery Charges together with the adjustment mechanism will provide full and timely recovery of all costs (i.e. Phase-In Costs and Financing Costs) associated with the issuance of or use of proceeds from the PIR Bonds approved in this proceeding pursuant to this Financing Order.

(27)	Joint Applicants propose that the following language should be adopted in the Financing Order at 41, Section VI.D.2:

The estimated ongoing financing costs include without limitation, serv1cmg fees, other administrative fees, the cost of any reserves or other credit enhancement (if required) for the PIR Bonds, the periodic costs for servicing the PIR Bonds and the Phase-In-Recovery Charges,

12-1465-EL-ATS	-22

trustee and other administrative costs, return on capital account and applicable taxes, and, if the PIR Bonds (or PIR Trusts, as the case may be) are issued in a registered public offering, ongoing Securities and Exchange Commission (SEC) compliance costs.

(Id. at 22).

(28)	The proposed language shall be approved as follows:

The estimated ongoing financing costs include servicing fees, other administrative fees, the cost of any reserves or other credit enhancement (if required) for the PIR Bonds, the periodic costs for servicing the PIR Bonds and the Phase-In Recovery Charges, trustee and other administrative costs, return on capital account and applicable taxes, and, if the PIR Bonds (or PIR Trusts, as the case may be) are issued in a registered public offering, ongoing Securities and Exchange Commission (SEC) compliance costs.

(29)	Joint Applicants propose that the second paragraph of Issuance Advice Letter at 2 of 12 must be deleted as this standard is not consistent with any standard provided in the Act. Further, Joint Applicants submit that no securitization transaction that is modeled consistent with their application could meet this standard. (Id. at 23.)

(30)	The Commission notes that the disputed language relative to this objection is as follows:

The amount securitized will not exceed the present value of traditional cost recovery mechanisms revenue requirement over the life of the proposed PIR Bonds associated with the Securitized PIR (See Exhibit-A, Attachment 2, Schedule A).

(12-1465, Financing Order, Issuance Advice Letter, at 2 of 12).

Upon a review of the disputed language, the Commission finds that the Joint Applicants’ request is denied due to the fact that

12-1465-EL-ATS	-23

the concerns raised by Joint Applicants are addressed in the their proposed changes to the Issuance Advice Letter at 10 of

12 (Attachrnent-2, Schedule-D),

(31)	The Financing and Order and Issuance Advice Letter issued on October 10, 2012, must be read in conjunction with the rulings/modifications rendered in this Entry on Rehearing for the purpose of setting forth the entirety of terms and conditions under which the proposed securitization is approved. A revised Issuance Advice Letter is attached to this Entry on Rehearing.

It is, therefore,

ORDERED, That the application for rehearing be granted in part and denied in accordance with the findings set forth above. It is, further,

ORDERED, That the Financing Order previously issued in this proceeding as amended pursuant to this Entry on Rehearing be approved. It is, further,

ORDERED, That the Issuance Advice Letter issued in this proceeding as amended pursuant to this Entry on Rehearing be approved. It is, further,

12-1465-EL-ATS	-24-

ORDERED, That a copy of this Entry on Rehearing be served upon all parties of record.

THE PUBLIC UTILITIES COMMISSION OF OHIO

Todd A. Snitcher, Chairman

Steven D. Lesser	Andre T. Porter

/s/ Cheryl L. Roberto — dissent

Cheryl L. Roberto	Lynn Slaby

JSA/vrm

Entered in the Journal

DEC I 9 2012

Barcy F. McNeal
Secretary

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application of	)
Ohio Edison Company, The Cleveland	)
Electric Illuminating Company, and The	)
Toledo Edison Company for Authority to	)	Case No. 12-1465-EL-ATS
Issue Phase-In-Recovery Bonds and	)
Impose, Charge and Collect Phase-In-)
Recovery Charges and for Approval of	)
Tariff and Bill Format Changes.	)

DISSENTING OPINION OF COMMISSIONER CHERYL L. ROBERTO

Because I have questions regarding the substance of the joint application submitted by the Applicants which were unresolved when the Commission initially acted on this matter and which remain unresolved at this time, I decline to join my colleagues in signing this order.

Cheryl L. Roberto

Entered in the Journal

DEC 19 2012

Barcy F. McNeal
Secretary

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT 1

FORM OF ISSUANCE ADVICE LETTER

     day                     , 201

Case No. 12-1465-EL-ATS

The Public Utilities Commission of Ohio

SUBJECT: ISSUANCE ADVICE LETTER FOR PHASE-IN-RECOVERY BONDS

Pursuant to the Financing Order issued In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-in-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-1465-EL-ATS, each Applicant hereby submits, no later than the end of the first business day after the pricing of this series of PIR Bonds, the information referenced below. This Issuance Advice Letter is for the PIR Bonds series tranches . Any capitalized terms not defined in this Issuance Advice Letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE:

This filing establishes the following:

(a)	The total amount of Phase-In Costs and financing costs being securitized;

(b)	Confirmation of compliance with issuance standards;

(c)	The actual terms and structure of the PIR Bonds being issued;

(d)	The initial Phase-In-Recovery Charges for retail users; and

(e)	The identification of the SPEs.

PHASE-IN COSTS BEING SECURITIZED:

The total amount of Phase-In Costs and financing costs being securitized is presented in Attachment I.

Case No. 12-1465-EL-ATS

COMPLIANCE WITH ISSUANCE STANDARDS

The Financing Order requires Applicants to confirm, using the methodology approved therein, that the actual terms of the PIR Bonds result in compliance with the standards set forth in the Financing Order. These standards are:

l.	The total amount of Phase-In-Recovery Charge revenues to be collected under the Financing Order is less than the revenue requirement that would be recovered using traditional cost recovery mechanisms (See Exhibit-A, Revised Attachment 2, Schedule C and D);

2.	The amount securitized will not exceed the present value of traditional cost recovery mechanisms revenue requirement over the life of the proposed PIR Bonds associated with the Securitized PIR Charges; (See Exhibit-A, Revised Attachment 2, Schedule D);

3.	The PIR Bonds will be issued in one or more series comprised of one or more tranches having final maturities of years and legal final maturities not exceeding years from the date of issuance of such series (See Exhibit-A, Revised Attachment 2, Schedule A); and

The structuring and pricing of the PIR Bonds is certified by the Applicants to result in the Phase-In-Recovery Charges as of the date of issuance consistent with market conditions and the terms set out in this Financing Order (See Exhibit-A, Revised Attachment 3) that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

Case No. 12-1465-EL-ATS

ACTUAL TERMS OF ISSUANCE

PIR Bond Series:

PIR Bond Issuer: [SPE]

Trustee:

Closing date:                 , 201

Bond ratings: S&P AAA, Fitch AAA, Moody’s Aaa

Amount Issued: $

PIR Bond Issuance Costs (upfront financing costs): See Attachment.              Schedule

PIR Bond Support and Servicing (ongoing financing costs): See Attachment.              Schedule

Tranche	Coupon Rate	Expected Final Maturity	Legal Final Maturity
A-1		/ /	/ /
A-2		/ /	/ /
A-3		/ /	/ /

Effective Annual Weighted Average Interest Rate of the PIR Bonds	%
Life of Series:	years
Weighted Average Life of series:	years
Call Provisions (including premium, if any):
Target Amortization Schedule:
Target Final Maturity Dates:
Legal final Maturity Dates:
Payments to Investors:	Semiannually Beginning , 201
Initial annual Servicing Fee as a percent of original PIR Bond principal balance:	%

Case No. 12-1465-EL-ATS

INITIAL PHASE-IN-RECOVERY CHARGES

Table I below shows the current assumptions for variables used in the calculation of the initial Phase-In-Recovery Charges.

TABLE I
Input Values For Initial Phase-In-Recovery Charges
Applicable period: from , to
Forecasted retail kWh sales for the applicable period:
PIR Bond debt service for the applicable period:	$
Percent of billed amounts expected to be charged-off		%
Forecasted% of Billing Paid in the Applicable Period:		%
Forecasted retail kWh sales billed and collected for the applicable period:
Current PIR Bond outstanding balance:	$
Target PIR Bond outstanding balance as of / /	$
Total Periodic Billing Requirement for applicable period:	$

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT -1

SCHEDULE A

TOTAL AMOUNT SECURITIZED

	OE	CEI	TE	Total
Amount pennitted to be securitized by Financing Order	$	$	$	$
Phase-In Costs	$	$	$	$
Upfront financing costs	$	$	$	$

TOTAL AMOUNT	$	$	$	$

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-I

SCHEDULED

ESTIMATED UPFRONT FINANCING COSTS

AMOUNT[1]
1	Accountant’s / Auditor’s Fees
2	Fee for Applicants’ Structuring Advisor
3	Legal Fees arid Expenses for Applicants/Issuer’s Counsel
4	Legal Fees and Expenses for Trustee’s Counsel
5	Legal Fees and Expenses for Underwriter’s Counsel
6	Printing and Filing Fees
7	Rating Agency Fee[2]
8	SEC Registration Fees,
9	Servicer Set-up Costs
10	Trustee Payments
11	Underwriting Costs[5]
12	Fees & Expenses for Commission’s Financial Advisor
13	Miscellaneous[6]
14	Subtotal Issuance Expenses (Sum Lines 1-13)
15	Debt Retirement Costs[7]
16	ESTIMATED UP-FRONT FINANCING COSTS
(Lines 14 + Line 15)

[1]	Up-front financing costs expected to be allocated based upon Phase-In Cost amounts assuming an SEC-registered single combined offering, unless otherwise noted.
[2]	Based upon current fee schedules applied to issuance amounts which change from time to time.
[3]	Based upon current fee level of $0.0000393 applied to issuance amounts.
[4]	Assumes $100,000 per Applicant.
[5]	Based upon fee level of 0.50% applied to issuance amounts.
[6]	Unforeseen expenses, not previously identified in the application.
[7]	Will vary depending upon market conditions and the timing and method of debt retirement.

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-A

PIR BOND REPAYMENT SCHEDULE

SERIES , TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES , TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES , TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-B

ONGOING FINANCING COSTS

ANNUAL AMOUNT[1]
Ongoing Servicer Fee (The Companies as Serviced (0.10% of issuance amount) OR Ongoing Servicer Fee (Third Party as Servicer) unto .75% of issuance amount\
Administration Fees and Expenses
Trustee Fees and Expenses
Legal Fees
Accounting Fees
SPE Independent Manager’s Fees
Rating Agency Fees
Reporting and SEC Filing Fees
Miscellaneous
Return on Capital Account[4]
Dealers in Intangible Tax[5]

TOTAL ONGOING FINANCING COSTS

Note: The amounts shown for each category of operating expense on this attachment are the expected expenses for the first year of the PIR Bonds. Phase-In Recovery Charges will be adjusted at least semi-annually to reflect any changes in ongoing financing costs through the true-up process described in the Financing Order.

[1]	Ongoing financing costs expected to be allocated ratably based upon issuance amount assuming an SEC-registered single combined offering.
[2]	Assumes each Applicant acts as servicer and earns annual servicing fees equal to 0.10% of issuance amount
[3]	Based upon current scheduled fee levels.
[4]	Assumes each Applicant funds reserve account equal to 0.50% of issuance amount and earns an annual rate of return of 6.85% thereon.
[5]	Assumes each securitization SPE is required to pay a 0.8% annual tax on amounts funded in capital account

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-C

SUMMARY OF PHASE-IN-RECOVERY CHARGES

Year (a)	PIR Bond Payments[1](b)	Ongoing Financing: Costs[2] (c)	Total Nominal Phase-In- Recovery Charge Requirement[3] (d)	Present Value of Phase-In- Recovery(e)

[1]	From Revised Attachment 2, Schedule A.
[2]	From Revised Attachment 2, Schedule B.
[3]	Sum of PIR Bond payments and ongoing financing costs, adjusted for applicable taxes, uncollectible and billing lags
[4]	The discount rate used is the weighted average effective annual interest rate of the PIR Bonds.

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-2

SCHEDULE-D

COMPLIANCE WITH THE PRESENT VALUE STANDARD1

Existing Ratemaking2	Securitization Financing[3]	Savings/(Cost) of Securitization Financing
$	$	$
$	$	$

[1]	Calculated in accordance with the methodology used in the Joint Application using the discount rate referenced in footnote 4 on Revised Attachment-2, Schedule-C, page 9 of 12.
[2]	Carrying Costs at 6.85%.
[3]	From Revised Attachment 2, Schedule C.

Case No. 12-1465-EL-ATS

REVISED ATTACHMENT-3

CERTIFICATION OF COMPLIANCE

[FE Companies Letterhead]

Date:                  , 201

Re:	Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company, Case No. 12-1465-EL-ATS

Applicants, Ohio Edison, Cleveland Electric, and Toledo Edison submit this Certification pursuant to the Financing Order In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-In-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-1465-EL-ATS. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

In its issuance advice letter dated                 ,, 201    , the Applicant has set forth the following particulars of the PIR Bonds:

Name of PIR Bonds:

PIR Bond Issuer: [SPE]

Trustee:

Closing date:                 , 201

Amount Issued: $

Expected Amortization Schedule: See Revised Attachment 2, Schedule A to the Issuance Advice Letter

Distributions to Investors (quarterly or semi-annually):

Weighted Average Coupon Rate:     %

Weighted Average Yield:     %

The following actions were taken m connection with the design, structuring and pricing of the PIR Bonds:

<Insert actions actually taken here>

Case No. 12-1465-EL-ATS

Based upon the information reasonably available to its officers, agents, and employees of the Applicants, the Applicants hereby certify that the structuring and pricing of the PIR Bonds, as described in the Issuance Advice Letter, will result in the Phase-In-Recovery Charges as of the date of issuance, consistent with market conditions and the terms set out in this Financing Order that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

The forgoing certifications do not mean that lower Phase-In-Recovery Charges could not have been achieved under different market conditions, or that structuring and pricing the PIR Bonds under conditions not permitted by the Financing Order could not also have achieved lower Phase-In Recovery Charges.

The Applicants are delivering this Certification to the Commission solely to assist the Commission in establishing compliance with the aforementioned standard. The Applicants specifically disclaim any responsibility to any other person for the contents of this Certification, whether such person claims rights directly or as third-party beneficiary.

Respectfully submitted,

OHIO EDISON COMPANY THE CLEVELAND ELECTRIC ILLUMINATING COMPANY THE TOLEDO EDISON COMPANY

By:
Name:
Title:

Exhibit 99.2

Financing Order

Issued by The Public Utilities Commission of Ohio

on October 10, 2012

BEFORE

THE PUBLIC UTILITIES COMMISSION OF OHIO

In the Matter of the Joint Application of	)
Ohio Edison Company, The Cleveland	)
Electric illuminating Company, and The	)
Toledo Edison Company for Authority to	)	Case No. 12-1465-EL-ATS
Issue Phase-In-Recovery Bonds and	)
Impose, Charge and Collect Phase-In-)
Recovery Charges and for Approval of	)
Tariff and Bill Format Changes.	)

FINANCING ORDER

The Commission finds:

I.	BACKGROUND

Pursuant to its March 25, 2009, Opinion and Order in Case No. 08-935-EL-SSO (08-935), In the Matter of the Application of Ohio Edison Company, the Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Establish a Standard Service Offer Pursuant to Section 4929.143, Revised Code, in the Form of an Electric Security Plan, its March 24, 2010, Opinion and Order in Case No. 07-1003-EL-ATA, In the Matter of the Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Modify Certain Accounting Practices and for Tariff Approvals, and its August 25, 2010, Opinion and Order in Case No. 10-388-EL-SSO, In the Matter of the Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Establish a Standard Service Offer Pursuant to Section 4928.143, Revised Code, in the Form of an Electric Security Plan, the Commission authorized the Ohio Edison Company (Ohio Edison), The Cleveland Electric illuminating Company (CEI), and The Toledo Edison Company (Toledo Edison) (collectively, Applicants) to defer and recover as regulatory assets certain costs, and associated carrying charges, through a Deferred Fuel Cost Recovery Rider (Rider DFC), related to fuel costs in the 2006-2007 time frame. Specifically, the rider provides for the recovery of uncollected fuel costs for the time frame covering January 1, 2006 through December 31, 2007. Full recovery of the deferred costs associated with this rider is expected to occur by approximately 2035 (Staff Comments at 29).

In its Order of March 25, 2009, in 08-935, the Commission authorized CEI to defer and recover as a regulatory asset the power costs and related carrying charges through a Deferred Generation Cost Recovery Rider (Rider DGC). Specifically, the rider provides for recovery of uncollected purchase power costs for the time frame January 1, 2009, through May 31, 2009. Full recovery of the deferred costs associated with this rider is expected to occur by approximately 2021 (Id.).

12-1465-EL-ATS	-2

In its May 25, 2011, Opinion and Order in Case No. 10-176-EL-ATA, In the Matter of the Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Approval of a New Rider and Revision of an Existing Rider, the Commission authorized Ohio Edison and CEI to defer and recover as a regulatory asset the costs and associated carrying charges associated with the transition of all electric customers toward market pricing beginning in 2011. This recovery is to be accomplished through a Residential Electric Heating Recover Rider (Rider RER1). Full recovery of the deferred costs associated with this rider is expected by occur by approximately June 2014 (Id.).

II.	APPLICABLE LAW

The 129th General Assembly passed HB 364 on December 14, 2011, establishing Sections 4928.23 through 4928.2318, Revised Code, (the Act), for the purpose of providing electric distribution utilities (EDUs) with the mechanism to securitize, through the issuance of Phase-In-Recovery Bonds (PIR Bonds), certain debt previously approved by the Commission. Pursuant to the Act, which was signed into law on December 21, 2011, and became effective on March 22, 2012, EDUs may seek a Financing Order from the Commission to securitize certain types of costs known as deferred assets. These assets include fuel costs, infrastructure costs, and environmental clean-up expenses that the Commission has allowed a utility to defer and collect from customers. Section 4928.231(B), Revised Code, describes the requisite components of the application for a Financing Order.

Section 4928.01(A)(6), Revised Code provides that an electric distribution utility (EDU) means an electric utility that supplies at least retail electric distribution service. Pursuant Section 4928.231, Revised Code, an EDU may apply to the Commission for a Financing Order that authorizes the following:

(1)	The issuance of PIR Bonds, in one or more series to recover uncollected Phase-In Costs;

(2)	The imposition, charging, and collection of Phase-In Recovery Charges, in accordance with the adjustment mechanism approved by the Commission under Section 4928.232, Revised Code, and consistent with the Commission’s authority regarding governmental aggregation as provided in division (I) of Section 4928.20, Revised Code, to recover both of the following:

(a)	Uncollected Phase-In Costs;

(b)	Financing costs.

12-1465-EL-ATS	-3

(3)	The creation of Phase-In Recovery Property under the Financing Order.

Pursuant to Section 4928.231, Revised Code, the application must include the following:

(1)	A description of the uncollected Phase-In Costs that the EDU seeks to recover through the issuance of PIR Bonds;

(2)	An estimate of the date each series of PIR Bonds are expected to be issued;

(3)	The expected term during which the Phase-In Costs associated with the issuance of each series of PIR Bonds are expected to be recovered;

(4)	An estimate of the financing costs, as described in Section 4928.23, Revised Code, associated with the issuance of each series of PIR Bonds;

(5)	An estimate of the amount of Phase-In-Recovery Charges necessary to recover the Phase-In Costs and financing costs set forth in the application and the calculation for that estimate, which calculation shall take into account the estimated date or dates of issuance and the estimated principal amount of each series of PIR Bonds;

(6)	For Phase-In-Recovery Charges not subject to allocation according to an existing order, a proposed methodology for allocating Phase-In-Recovery Charges among customer classes, including a proposed methodology for allocating such charges to government aggregation customers based upon the proportionate benefit determination made under division (I) of Section 4928.20, Revised Code;

(7)	A description of a proposed adjustment mechanism for use as described in division (A)(2) of this Section 4928.31, Revised Code;

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(8)	A description and valuation of how the issuance of PIR Bonds, including financing costs, will both result in cost savings to customers and mitigate rate impacts to customers when compared to the use of other financing mechanisms or cost-recovery methods available to the EOU;and

(9)	Any other information required by the Commission.

Consistent with Section 4928.232(0)(1), Revised Code, the Commission shall not issue a Financing Order under Section 4928.232(C), Revised Code, unless the Commission determines that the Financing Order is consistent with Section 4928.02, Revised Code. Pursuant to Section 4928.232(0)(2), Revised Code, in order to issue a financing order, the Commission must find that the issuance of the PIR Bonds and the Phase-In Recovery Charges authorized by the order results in, consistent with market conditions, both measurably enhancing cost savings to customers and mitigating impacts to customer as compared with traditional financing mechanisms or traditional cost recovery methods available to the EDU or, if the Commission previously approved a recovery method, as compared with that recovery method.

III.	APPLICATION OVERVIEW AND PROCEDURAL HISTORY

On May 3, 2012, as amended on August 16, 2012, Applicants filed a joint application (application) and exhibits, pursuant to Section 4928.231, Revised Code, seeking authority to recover Phase-In Costs and financing costs, issue PIR Bonds, and impose and collect Phase-In-Recovery Charges. Additionally, Applicants seek the requested tariff and bill format approvals. Further, Applicants request that the Commission consider the application on an expedited basis.

Applicants represent that they are Ohio corporations engaged in the distribution of electricity for sale to retail customers in the state of Ohio under rates and tariffs approved by this Commission and are EDUs, pursuant to Section 4928.0l(A)(6), Revised Code (Application at 3).

According to Applicants, the Act provides for EOUs to securitize certain previously approved costs (Phase-In Costs) through the issuance of PIR Bonds pursuant to a Financing Order issued by the Commission. As contemplated by the application, Applicants request that the Commission authorize the issuance of the PIR Bonds if such issuances result in, consistent with market conditions, measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with the Commission’s previously-approved recovery methods, and are consistent with Section 4928.02, Revised Code (Id.). Applicants represent that these

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benefits to customers are reflected in a reduction in the expected amount payable by the customers on both a nominal and a net present value basis as compared with existing recovery mechanisms (Id.).

Applicants request that the Commission issue a Financing Order pursuant to the provisions of Section 4928.232(C) and (D)(2) authorizing the issuance of PIR Bonds up to an aggregate principal amount of $555 million in one or more series and in one or more classes/tranches. Specifically, Applicants request that the Commission approve the issuance of PIR Bonds in amounts of $280 million for CEI, $220 million for Ohio Edison and $55 million for Toledo Edison as described in the application. (Application at 3-5.)

Through their application, Applicants propose to establish a new Phase-In Recovery Rider (Rider PIR) in order to recover securitized costs associated with Applicants’ existing riders (i.e., DFC, DGC, and RERl). Once the Rider PIR is approved and effective, Riders RERl, DGC, and DFC will be withdrawn (Staff Comments at 29). All of these existing riders for which there are uncollected balances constitute Phase-In Costs to be financed through the proposed securitization in this case (Application at 3). Applicants propose to develop a revenue requirement for Rider PIR based on the securitization costs of each Applicant’s special purpose entity (SPE). The allocated revenue requirement is to be divided by the expected kWh sales in order to arrive at proposed Rider PIR rates. Once approved, the rates will be. Included in the EDUs tariff and will remain in effect until the next scheduled update (Id.).

Applicants state that the proceeds from the PIR Bonds will: (i) allow full collection of the associated financing costs, and (ii) compensate the Applicants for Phase-In Costs at an effective interest rate (after taking into account upfront and ongoing financing costs) that is lower than each Applicant’s Commission authorized rate of return for such regulatory assets (Id.). Each Applicant intends to use a portion of the proceeds from the issuance of the PIR Bonds to repay existing long-term debt, pay financing costs, and to assist with other corporate purposes (Id. at 4). The current and pro forma capitalization in connection with the issuance of PIR Bonds is presented in Exhibit D to the application (Id.).

Applicants submit that the proposed securitization will benefit customers by providing both cost savings and rate mitigation through reducing the overall cost of the deferred regulatory assets and by reducing the rates customers are currently paying toward their recovery of the deferred assets (Id. at 2). Specifically, Applicants aver the issuance of the PIR Bonds is expected to significantly reduce the carrying charges over the recovery period for these Phase-In Costs, resulting in estimated nominal costs savings to customers of approximately $104 million in the aggregate as

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shown on Exhibit B to the application (Id.). According to the application, rate mitigation will occur by flowing the cost savings through to customers annually in a manner that yields lower associated rates compared to the traditional cost recovery mechanisms previously approved by the Commission (Id.)

The PIR Bonds are expected to be recorded in accordance with Generally Accepted Accounting Principles (GAAP) primarily as long term debt on the balance sheet of each Applicant’s SPE for financial reporting purposes. Such SPE’s PIR Bonds will also appear on the consolidated balance sheet of the respective parent company in its GAAP financial statements (Id. at 5). Applicants note that the repayment of existing long-term debt by the Applicants may result in improved credit metrics for each of the Applicants as the PIR bonds are not expected to be classified as debt of the Applicants by rating agencies because they will not be supported by the general revenue streams or collateralized by assets of any Applicant (Id. at 4).

Regarding implementation of the proposed securitization, each individual Applicant will form a SPE, a separate, wholly-owned limited liability company expected to be organized in Delaware, for the purposes of the securitization transaction. Each individual Applicant will then transfer, sell or assign its Phase-In Recovery Property to its respective SPE. A structure/transaction flow chart has been provided as Exhibit J to the application. Applicants request that the Financing Order confirm the formation of each SPE, the sale of Phase-In-Recovery Property to each SPE, and the issuance by each SPE of PIR Bonds secured by the Phase-In-Recovery Property and other assets and property (subject to possible limited exceptions described in the application) owned by such SPE. (Id. at 16-21.)

In order to accomplish the securitization, each individual Applicant will enter into several agreements with its respective SPE subsidiary, as more fully described in the application. Such agreements will be substantially similar among each Applicant and its respective subsidiary (Id. at 26-28).

Applicants’ estimated deferral balances subject to securitization are provided in Exhibit A to the application. Applicants intend .that the PIR Bonds overall scheduled recovery period will not exceed the remaining recovery period under the existing riders (Id. at 7). Applicants explain that different tranches (classes) of bonds with different maturity dates will be issued in order to reduce the average interest costs (Id.).

The expected issuance date for the PIR Bonds, assuming no material changes in market conditions, will be within 120 days of the Financing Order becoming the Final Financing Order (Id. at 8). For illustrative purposes of the application, the assumed issuance date for the PIR Bonds is December 31, 2012. The indicative transaction

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structure, including the recommended tranches with initial principal amounts, first scheduled principal payment dates, expected maturity dates, final legal maturity dates, and average lives are provided in Exhibit E to the application (Id.). According to Applicants, at the time of the issuance of the PIR Bonds, certain of these Financing Costs are likely to vary from such estimated amounts reflected in the application as a result of the market conditions and other factors (e.g., the actual costs of redeeming or otherwise retiring existing long-term debt) (Id.).

Exhibit C to the application reflects an estimate of the corresponding upfront and ongoing financing costs. Applicants currently estimate that the finance costs will be $8.4 million exclusive of debt retirement costs. Applicants recognize that actual financing costs will vary from these estimates due to market conditions. Applicants represent that, promptly upon final determination, a statement setting forth the final upfront financing costs will be provided. (Id. at 8, 9.)

While recognizing that the debt retirement costs may vary significantly in response to market conditions and as a result of the terms of the various debt securities to be retired, each Applicant agrees to retire debt only in a manner that will permit the securitization transaction to· achieve enhanced cost savings to customers and mitigate rate impacts for customers (Id. at 9).

Applicants opine that, as reflected in Exhibit B to the application, the issuance of the PIR Bonds measurably enhances cost savings to customers relative to the uncollected Phase-In Recovery Charges under the existing riders (Id. at 10).

In support of the assertions set forth in the application regarding the alleged savings, Applicants represent that:

(1)	Ohio Edison customers will have an estimated initial Phase-In-Recovery Charge of 0.3198 cents/kWh resulting in a monthly cost of $3.20 for the typical residential bill (1,000 kWh). If the existing riders continued as approved, a 1,000 kWh customer would pay on average for Rider DFC, and the Rider RER1, a total monthly charge of 0.3476 cents/kWh resulting in a monthly cost of $3.48.

(2)	CEI customers would have an estimated initial Phase-In Recovery Charge of 0.3851 cents/kWh resulting in a monthly cost of $3.85 for a typical residential bill (1,000 kWh). If the existing riders continued as approved, a 1,000 kWh customer would pay on average for the Deferred Generation Cost Rider, DFC, and RER1, a total monthly charge of 0.4303 cents/kWh resulting in a monthly cost of $4.30.

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(3)	Toledo Edison customers would have an estimated initial Phase-In-Recovery Charge of 0.0250 cents/kWh resulting in a monthly cost of $0.25 for the typical residential bill (1,000 kWh). If the existing riders continued as approved, a 1,000 kWh customer will pay an average for Riders DFC, and RERl, a total monthly charge of 0.0257 cents/kWh resulting in a monthly cost of $0.26.

(See Application, Ex. G). Additionally, Applicants note that the Phase-In-Recovery Charges are nonbypassable and that all customers, including those participating in government aggregation will be responsible for repayment of the PIR Bonds (Id. at 4, 14).

As reflected in Exhibit F to the application, Applicants propose a formula-based adjustment mechanism PIR reconciliation process whereby an initial update to each applicant’s PIR rider will occur sometime within in the first 12 months of the issuance date for the PIR bond. Thereafter, each company’s PIR rider will be updated semiannually with the exception of the last year that may require monthly case updates for each series of outstanding PIR Bonds (Id. at 12, 35).

Specifically, pursuant to Applicants’ proposal, no later than May 1 and November 1 of each year, the companies will file a request for approval of the adjusted PIR charges. The adjustments are to be based on mathematical errors in the application of the formula-based mechanism relating to the appropriate amount of any over- or under-collection of PIR charges (Id. at 27). Adjustments may also occur to address increases or decreases in trustee and servicing costs, rating agency surveillance fees, and legal and accounting fees and other ongoing financial costs. Adjustments may also occur related to the difference between estimated and actual costs. These adjustments will take into account revised projections of electricity consumption and customer payment information (Id.).

Proposed tariff sheets reflecting Phase-In-Recovery Charges that are expected to approximate the final tariff charges are included in Exhibit H to the application. According to the application, following the issuance of the Financing Order and upon pricing of the PIR Bonds, the proposed tariff sheets will be updated in accordance with the Commission approved adjustment mechanism to reflect the actual costs and any either revised assumptions and filed with the Commission. The existing riders will be reduced to zero on the effective date of the final initial tariff sheets subject to final reconciliation of the remaining deferral balances, if any, which will be maintained on the Applicants’ books subject to carrying charges until full cost recovery occurs.

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Finally, Applicants seek approval of a modified bill format that includes language relating to cost recovery charges in the notes section of the bill as provided in Exhibit I to the application.

In order to afford all interested persons the opportunity to provide comments on the application filed by Ohio Edison, CEI, and Toledo Edison, a comment cycle for the filing of initial and reply comments was established pursuant to the attorney examiner Entry of May 25, 2012. ·

Pursuant to the attorney examiner Entry of June 8, 2012, the automatic approval time frames set forth in Rule 4901:1-10-22(C), Ohio Administrative Code (O.A.C.), were suspended. On June 7, 2012, the office of the Ohio Consumers’ Counsel (OCC) filed a motion to intervene in this case. In support of its motion, OCC points out that, if the requested Phase-In Costs and financing costs are approved, they will be charged to the residential utility customers of the applicants, who are represented by OCC. Therefore, OCC submits that the interests of Ohio residential customers may be adversely affected by this case. As a result, OCC avers that intervention should be granted inasmuch as it satisfies the criteria set forth in Section 4903.221, Revised Code, and Rules 4901-1-ll(A) and (B), O.A.C. OCC’s motion to intervene is reasonable and should be granted.

N.	COMMENT SUMMARIES

On June 25, 2012, the Commission Staff (Staff) filed its comments and recommendations. Also on June 25, 2012, OCC filed its comments relative to the application. On July 9, 2012, reply comments were submitted by both Applicants and OCC.

Staff reviewed Applicants’ securitization application and concurs that the financing terms and costs projected by the Applicants appear to be in conformance with general market conditions and are, therefore, reasonable. In particular, Staff states that it applied the following tests and reviews in order to verify whether the proposed securitization transaction satisfied certain conditions: (1) the total revenue test, (2) the present value test, (3) the proceeds test, (4) the debt retirement review, and (5) the bond structuring and pricing review (Staff Comments at 12).

Staff believes that the proposed securitization meets the total revenue test based on the conclusion that total revenue from the Phase-In-Recovery Charges will be less than the total revenue requirements under conventional utility financing methods in

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the expected case scenarios (Id. at 12, 13). Specifically, Staff opines that in the expected case scenario, securitization will result in revenues of about $52 million less for CEI, $44 million less for Ohio Edison, and $8 million less for Tofedo Edison than the revenues under the Commission’s previously-approved recovery methods/ conventional financing methods (Id. at 12).

Using the present value test, Staff also concludes that, under the expected case scenario, the securitization will result in tangible and quantifiable benefits to consumers due to the fact that they will pay less than if the same balances were recovered through previously-approved recovery methods/conventional financing methods. In particular, Staff states that CEI retail consumers will pay $27 million less, Ohio Edison retail consumers will pay $17 million less, and Toledo Edison retail consumers will pay $2 million less on a present value basis. (Id. at 12, 15.)

Staff believes that the proceeds test will be satisfied when Applicants primarily use the proceeds they receive from the issuance of PIR Bonds, in exchange for the sale of the Phase-In-Recovery Property to retire their existing debt securities (Id. at 13, 15, 16). Staff notes that in the case of Toledo Edison, in addition to using a portion of the PIR Bonds proceeds for retiring certain PIR debt securities, the company proposes to use $11 million for other corporate purposes (Id. at 13). In regard to this $11 million, Staff recommends that Toledo Edison consider investing this sum of money for other corporate purposes, including investment in the FirstEnergy Utility Money Pool on a short-term basis, or in other types of short-term investments comparable to the Money Pool, if the interest rates for such investment alternatives are greater than the interest rate that it would realize by investment in the Money Pool (Id. at 22).

Staff has verified the deferral balances as of May 2012, associated with Deferred Generation Costs, Deferred Fuel Costs, and Residential All Electric Credits (Id. at 23). Upon comparing the debt retirement costs as a percentage of the total debt retired by each company (debt retirement review), Staff opines that the debt retirement of CEI and Ohio Edison appears to be reasonable (Id. at 16). With respect to Toledo Edison, Staff notes that the company will be incurring debt retirement cost of about $8 million to retire about $25 million of its existing long-term debt. This equates to 33 percent of the debt proposed to be retired. Despite this high percentage, Staff concludes that, to the extent that Toledo Edison is part of a combined large issuance of the PIR Bonds, it will still be able to realize certain cost savings (Id. at 16, 17). In particular, Staff identifies that the estimated cost savings of the proposed securitization as a result of the reduction in carrying charges over the recovery period for the Phase-In Costs will be $52 million, $44 million, and $8 million for the customers of CEI, Ohio Edison, and Toledo Edison, respectively (Id. at 17).

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Regarding the bond structuring and pricing review, Staff points out that this test is intended to ensure that the structuring and pricing of the PIR Bonds results in the lowest PIR charges consistent with market conditions and the terms of the Financing Order. Specific to the current application, Staff notes that Applicants have structured the proposed securitization financing to ensure that the PIR Bonds receive the highest bond rating reasonably possible and at the same time obtaining the lowest overall cost of financing through securitized PIR Bonds (Id. at 17, 18). According to Staff, the actual investor market—dearing interest rates for PIR Bonds will be determined through the marketing and price discovery process (Id. at 18).

Based on the comparison set forth in the application of the effects of the proposed securitization relative to the existing rate-making mechanisms, Staff believes that customers will benefit due to an estimated nominal savings of $104 million in the aggregate (Id. at 25). Staff notes that the recovery period will not exceed the overall recovery period under the existing recovery methodologies approved by the Commission for such regulatory assets. Staff points out that the proposed securitization is expected to mitigate rate impacts to customers by flowing the cost savings through to customers annually in a manner that yields lower associated rates compared to the traditional cost recovery mechanisms previously approved by the Commission (Id.).

For the purpose of ensuring that the actual financing terms and costs incurred by the Applicants reflect the projected financing terms and costs, Staff recommends that the Commission condition its approval of the securitization financing costs of the PIR Bonds at an amount not to exceed 105 percent of the projections provided in the application (Id. at 18). To the extent that the up-front financing costs and/ or the ongoing financing costs at the time of pricing the bonds exceed the estimated cost reflected in the application by 105 percent, Staff recommends that Applicants seek specific Commission approval (Id. at 26).

Additionally, Staff believes that fixed interest rates for PIR Bonds, rather than floating interest rates, are necessary in order to ensure that consumers benefit from the proposed securitization (Id. at 21). Further, while recognizing that Applicants require certain flexibility in establishing the terms and conditions for the PIR Bonds, Staff recommends that this flexibility exist only up until the time of issuance and not be available after bond issuance in order to guarantee cost savings to customers and the mitigation of rate impacts (Id. at 23).

Staff proposes that the Commission require Applicants to file an Issuance Advice Letter, including certification from the individual affected company for each series of PIR Bonds following the determination of the final terms of the bonds and prior to their issuance. Staff recommends that the Issuance Advice Letter be filed with the Commission no later than the end of the first business day after the pricing date for that series of PIR Bonds (Id. at 19).

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Staff provided a draft of its proposed Issuance Advice Letter, which incorporates several supporting schedules. According to Staff, through an Issuance Advice Letter, each of the companies will provide a confirmation to the Commission that the PIR Bonds have been priced to be sold at the lowest market-clearing rates consistent with the market conditions on the day of pricing (Id. at 18). Staff recommends that the Issuance Advice Letter for each series of PIR Bonds should reflect the final structure of the PIR Bonds including the best estimate of the total ongoing financing costs and actual dollar amount of the initial Phase-In-Recovery Charges and other information specific to the PIR Bonds to be issued (Id. at 19). Staff opines that the initial PIR charges and the final terms of the PIR Bonds set forth in the Issuance Advice Letters should become effective on the date of the issuance of the PIR Bonds unless prior to noon on the fourth business day after pricing, the Commission issues a Supplemental Financing Order finding that the proposed issuance does not comply with the requirements of the Financing Order (Id. at 20).

Staff agrees with the Applicants’ proposal that each company be authorized to recover its average long-term debt, without reduction for accumulated deferred income taxes on its respective SPE’s capitalization amount, as an ongoing finance cost (Id. at 24). Staff also agrees with the proposed PIR reconciliation mechanism process (Id. at 26).

Staff responds to Applicants’ request for the Commission to consider allowing third parties to bill and/ or collect any PIR charges. In particular, Staff submits that under the current law, PIR charges can only be collected by EDUs. Therefore, Staff believes that Applicants’ request premature and unnecessary at this time inasmuch as it is not permitted under the existing statutes (Id. at 30).

Applicants respond to Staff’s recommendation that the companies seek Commission approval if, after the pricing of the PIR bonds, the upfront financing costs and/ or the ongoing financing costs are in excess of 105 percent of the estimated costs. Specifically, Applicants reject Staff’s supposition that relative to the debt retirement portion of the financing costs, an increase in financing costs means that customer savings will be impacted (Applicants’ Reply Comments at 3.) Rather, Applicants submit that an increase in debt retirement costs may be offset by lower interest rates on the PIR Bonds. Under this scenario, Applicants state that debt retirement costs should not adversely impact customer savings in any meaningful way (Id. at 4). Therefore, to the extent that the Commission believes that some form of a cap for debt retirement is necessary Applicants propose a formula that attempts to tie the actual debt retirement costs and interest rates to the estimated debt retirement costs and

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interest rates set forth in the application and then provides for a 15-percent adjustment interest rates set forth in the application and then provides for a 15-percent adjustment range. Under the Applicants’ proposal, if the customer savings are impacted by more than 15 percent, the Applicants would be obligated to provide Staff with revised exhibits explaining the difference (Id. at 5, 6.)

Regarding Staff’s concerns related to third-party billing agent parameters, Applicants believe that it is important that minimum standards be specified in the Financing Order simply because third-party billing and/or collection could potentially be authorized in the future during the life of the PIR Bonds. As a result of this potentiality, Applicants believe that third-party billing must be addressed in order for the bonds to be considered the highest credit quality instrument and correspondingly bear a low rate of interest and deliver the expected savings.

In support of their position, Applicants note that the PIR Bonds may have an expected maturity in excess of 20 years and that there is no guarantee that third-party billing and/ or collection will not be implemented during this time frame. While the Commission may take necessary steps to address third-party billing and/ or collection in the future, Applicants do not believe that such an approach will be sufficient for the purposes of the bonds that are the subject of this proceeding. Additionally, Applicants posit that the proposed minimum standards are similar to those typically in Financing Orders issued in jurisdictions where third-party billing and/ or collection have been permitted. To the extent that the state of Ohio or the Commission ultimately permits third-party billing and/ or collection in the future, Applicants opine that standards similar to that proposed would be incorporated (Id. at 6-9.)

Applicants also respond to Staff’s proposed requirement that the Issuance Advice Letter include a certification to be made by the companies that the structuring and pricing of the PIR Bonds will result in the lowest PIR bond charges consistent with market conditions and the terms of the Financing Order. In particular, Applicants believe that the imposition of such a standard is not required by the applicable statute and is beyond the scope of the Commission’s designated authority and may serve to undermine the viability of securitization (Id. at 10).

Applicants have provided revisions to the Issuance Advice Letter drafted by Staff in order to resolve any discrepancies between such letter and either the requirements of the Act or the companies modeling. Applicants assert that the submission of Issuance Advice Letter to the Commission subsequent to pricing should only be used to confirm consistency with the form of the Issuance Advice Letter approved in the Final Financing Order and to confirm the arithmetical accuracy of the information included therein (Id. at 13, 14.)

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interest rates set forth in the application and then provides for a 15-percent adjustment Advice Letter be shortened from four days to the next business day after submission (Id. at 14). Applicants request that the Financing Order state that if the Commission does not act within the prescribed time frame, the Issuance Advice Letter will be deemed accepted (Id.). Finally, Applicants concur ‘with Staff’s recommendation that the PIR Bonds be issued with fixed rates and not rely upon floating rates (Id. at 15).

OCC submits that pursuant to Section 4928.232(D)(l), Revised Code, the Commission must find that the issuance of a Financing Order is consistent with the state of Ohio’s electric services policies as set forth in Section 4928.02, Revised Code. Specifically, OCC advocates that when considering the issue of consistency with the state policies, the following factors should be liberally applied when reviewing and approving the terms and conditions of the financing order in this proceeding:

(1)	The availability of adequate, reliable, safe, efficient, nondiscriminatory, and reasonably priced electric service;

(2)	The protection of at-risk populations; and

(3)	The facilitation of the state’s effectiveness in the global economy.

(OCC Initial Comments at 10).

To the extent that a Financing Order is consistent with the state of Ohio’s electric services policies, OCC asserts that, in accordance ‘with Section 4928.232(D)(2), Revised Code, the Commission must next determine whether the issuance of the PIR Bonds and the authorization of the Phase-In-Recovery Charges are consistent with market conditions, and will result in both measurably enhancing cost savings to customers and mitigate customer rate impacts as compared with traditional financing mechanisms or traditional cost-recovery methods available to the EDU. (Id. at 9-11.)

As part of the Commission’s review process, OCC notes that, currently, there are no guidelines in place regarding the initial and ongoing financial costs, the hiring and use of an investment banking firm, and the marketing and pricing of PIR Bonds. In regard to this concern, OCC recommends that the Commission establish certain guidelines and/ or benchmarks, such as the hiring of an independent financial advisor, in order to ensure that the securitization measurably enhances savings for customers. (Id. at 11.)

With respect to the issue of the selection of an investment banking firm to provide advice and service regarding the issuance of the PIR Bonds, OCC considers this selection to be a key component of the securitization process since the banking

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firm will be the primary financial advisor to the companies throughout the securitization process. Despite this important function, OCC submits that the application provides no information regarding the identity and expertise of the selected firm, the process used in the selection process, the tasks to be performed, or the compensation structure for the services provided. (Id. at 20.) Additionally, OCC seeks information in order to determine if the fees to be charged by the selected firm and the other upfront financing costs are reasonable and comparable to the industry norm (Id.). OCC believes that such information is necessary in order to determine if the application meets the statutory requirements of advancing state electric policies and whether the proposed securitization will measurably enhance cost savings to customers and mitigate customer rate impact (Id.).

OCC also asserts that the Commission should retain its own independent financial advisor in order to review the reasonableness of the Applicants’ proposal, including the financing costs that customers will be asked to pay. OCC also believes that the Commission should hire and independent financial advisor in order to review whether the estimated debt retirement costs are reasonable and if the costs conform to terms and conditions of debt securities commonly accepted in the financial industry (OCC Initial Comments at 24.)

OCC expresses concern regarding the proposed use of a private negotiated sale of the PIR Bonds rather than via an open auction or other type of competitive bid process (Id.). OCC believes that the use of a competitive process to price and sell PIR Bonds may be desirable for the purpose of attracting more buyers and a lower interest rate. (Id. at 21, 22.)

OCC questions the proposed transaction structure for the PIR Bonds. Citing to the application, OCC notes that in order to reduce the average interest cost, the PIR Bonds will likely be issued in the following three classes (tranches):

(1)	$122,000,000 initial principal amount with a three-year maturity and projected interest rate of 0.62 percent.

{2)	$92,400,000 initial principal amount with a seven-year maturity and projected interest rate of 1.4 percent.

{3)	$270,397,439 initial principal amount with a 20.5-year maturity and projected interest rate of 3.22 percent.

Specifically, OCC raises concern regarding the third proposed issuance, which constitutes 55.78 percent of the total bonds to be issued. OCC asserts that Applicants have not provided a rationale for this particular transaction structure. OCC believes that Applicants should be required to present alternative transaction structures for

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review and comparison of the projected impacts on customers. In particular, OCC recommends that Applicants consider relying less on PIR Bonds with long expected maturity and, instead, focus on bonds with a shorter maturity in order to reduce the interest costs for customers. (Id. at 22, 23.)

OCC expresses concern regarding the upfront financing costs related to the application. Specifically, OCC notes that the upfront financing costs of approximately $48.5 million are even more than the estimated net present value of total savings in the amount of $46.9 million. In its opinion, OCC believes that, while providing little detailed supporting information, Applicants are requesting customers to pay a very substantial prepayment penalty to retire existing debt securities that were used to finance the deferred costs. OCC notes that, since this is the first securitization case to come before the Commission, there is little benchmark information for the Commission to rely upon other than the information included in the application. (Id. at 23.)

Regarding debt retirement expenses, OCC recommends that the Commission order the submission of additional information in support of the estimated costs (OCC Initial Comments at 24). Specifically, OCC disagrees with Staff’s determination that the debt retirement costs are reasonable for Ohio Edison and Toledo Edison. To illustrate its concern, OCC highlights the fact that there are significant variations in the percentage of debt retirement costs as a percentage of debt retired (i.e., 5 percent for CEI, 12 percent for Ohio Edison, and 33 percent for Toledo Edison) and that Applicants have failed to provide a valid explanation for the differences (Id. at 8, 9).

OCC opines that the same percentage should be utilized as the applicable cap since the debt retirement of the three EDUs will taking place during the same time period and the debt securities should have similar conditions related to debt retirement since they were all issued by the three EDUs with similar financial ratings and controlled by the same parent (OCC Reply Comments at 8, 9). In particular, OCC believes that a cap of 8 percent should be utilized for the purpose of this proceeding due to the fact that it represents a 60 percent additional allowance on the baseline number of 5 percent (Id. at 9). Based on this percentage, OCC proposes that the debt retirement costs for Ohio Edison should be capped at $13,221,169, instead of the estimated $19,910,070 in the application. Additionally, OCC recommends that the debt retirement costs for Toledo Edison should be capped at $2,038,9971 instead of the $8,410,757 estimated in the application (Id.).

While OCC agrees with Staff that the Applicants should seek Commission approval of the se=itization structure if the up-front financing cost and the ongoing financial costs exceed a threshold of the estimated costs by 105 percent, it does not agree that the amount of the estimated financing costs provided in Exhibit C to the

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application should be used as the baseline since Applicants failed to provide supporting documents, reports, or studies to validate these estimated costs (OCC Reply Comments at 7). Additionally, OCC questions whether Staff is proposing a threshold of 105 percent or a threshold of 205 percent which is based on the 100 percent of the baseline plus an allowed variance of 105 percent. In support of its position, OCC notes that 205 percent of the estimated financing cost of $48,465,099 is $99,5353,453, which would potentially diminish the net savings of $46.9 million resulting from the proposed securitization (Id. at 6, 7).

OCC recommends that the Commission establish caps on certain upfront expense items (i.e., Accountant’sA! uditor Fees, Fee for Applicants’ Structure Advisor, Legal Fees and Expenses for Applicants’/Issuer’s Counsel, Legal Fees and Expenses for Trustee’s Counsel, Legal Fees and Expenses for Underwriter’s Counsel, Service Set up Costs, and Miscellaneous Costs) based on the typical or average expenses incurred by Applicants for debt securities over the past five to ten years. OCC suggests that the Commission also take into consideration caps established in similar securitization transactions in other states. (Id. at 24.) To the extent that expenses exceed the established caps, OCC recommends that Applicants be responsible for the additional amounts due to the fact that they receive many benefits from the securitization of the regulatory assets (ld.).

OCC does not object to Toledo Edison’s decision to issue PIR Bonds in an amount greater than sum of the amount retired, debt retirement costs and insurance expense and using the funds for general corporate purposes. However, OCC does object to Staff’s proposal that Toledo Edison consider investing the estimated $11 million in “extra proceeds” from the PIR Bonds into other types of short-term investments comparable to First Energy Money Pool if the interest rates for such investment alternatives are greater than the interest that would be realized by investment in the Money Pool (Id. at 10).

Additionally, OCC asserts that since only part of the funds obtained through the securitization is for refinancing of deferred costs and the remainder are “extra proceeds,” it is only reasonable that just a portion of the issuance expense and debt retirement costs associated with the securitization be recovered through a PIR Charge to Toledo Edison’s customers (Id. at 10). Based on its contention that that Toledo Edison will be utilizing 70 percent of the bond proceeds for debt retirement purposes and 30 percent for other corporate purposes, OCC believes that an issuance expense of $941,755 and a debt retirement cost of $8,410,757 should be allocated to Toledo Edison. Notwithstanding these determinations, OCC then recommends that Toledo Edison’s debt retirement cost be capped at $2,038,971, as discussed supra. (Id.at 10, 11.)

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OCC supports Staff’s recommendation that the PIR Bonds should only be issued with fixed interest rates. In support of its position, OCC notes that “the purposes of PIR bonds are to ensure that customers achieve a guaranteed level of savings in financing costs, to permit EDUs to collect the deferred costs immediately, and to assure that bond investors are not exposed to any risks greater than those associated with the highest-rated bonds” (OCC Reply Comments at 5). Since there is no guarantee that Applicants will save interest costs by issuing bonds with floating interest rates, OCC believes that PIR Bonds should only be issued with fixed interest rates (Id.). Similarly, OCC concurs with Staff’s recommendation that flexibility in establishing the terms and conditions for the PIR Bonds to accommodate changes in market conditions should only be permitted prior to the issuance of the bonds. According to OCC, such a condition will help ensure a guarantee of measurably enhanced savings to customers (Id. at 6).

Applicants note that, despite filing comments in opposition to the request in this case, OCC never asserts that customers will not realize measurably enhanced cost savings under the proposed securitization or that the statutory standards have not been met. In response to OCC’s concerns regarding upfront financing costs, Applicants represent that the estimated fees included in the application are reasonable estimated levels for the proposed securitization transactions and that the fees to be actually included in the Rider PIR will reflect the actual financing costs incurred by the companies for services needed to accomplish the issuance and administration of the bonds (Applicants’ Reply Comments at 16).

Applicants explain that the calculation of debt retirement costs will be based on: (I) the current interest rates on U.S. Treasury securities with a similar remaining maturity as the debt to be redeemed, (2) interest rates on existing debt to be redeemed, and (3) the maturity period remaining on the existing debt to be redeemed. They may also seek to utilize a public tender offer for the purposes of retiring existing debt (Id. at 17). While OCC believes that the Applicants should absorb part of the costs incurred to undertake the securitization transaction, Applicants contend that such an approach is not consistent with the Act. Therefore, Applicants assert that they should not be forced to absorb any the financing costs, especially in light of the fact that the proposed transaction is projected to save customers in excess of $100 million in the aggregate (Id. at 18). Applicants note that by retiring existing debt, both the companies and their customers benefit due the reduction in borrowing costs (Id. at 18).

Applicant’s reject OCC’s proposal that the Commission consider the use of a competitive bid process to market and price PIR Bonds rather than relying on negotiated sales to investors, coordinated through underwriters, initial purchasers or placement agents. In particular, Applicants contend that negotiated sales are preferred and the most frequent due to the very fact that it involves issuers and

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underwriters, and investors in order to price the transaction at a level where there is expected to be adequate demand for the bonds to be fully distributed to investors. (Id. at 19.) In support of its position, Applicants represent that the selected structuring advisor in connection with this securitization transaction has represented that “obtaining the lowest interest rate is more likely to be obtained through a broad, transparent marketing process to a broad range of institutional investors, with the full cooperation and support of the companies in explaining the securities, rather than a competitive bid process where bids will be based upon underwriters’ subjective judgments on market dearing price” (Id. at 20).

Applicants note that the underwriters, initial purchasers or placement agents have not yet been selected with respect to this securitization transaction (Id.). Regarding OCC’s concerns regarding the identity of the structuring advisor selected for this securitization transaction, Applicants state that Goldman Sachs, a recognized leader in the field of securitization transactions, has been selected (Id. at 21). Applicants represent that Goldman Sachs has served as an underwriter on over $24 billion worth of electric utility securitizations and advised on the structuring of several such transactions, including two completed by a utility company affiliated with the Applicants (Id. at 21).

V.	DISCUSSION AND CONCLUSIONS

This case represents the first time that the Commission is considering an application filed by an EDU pursuant to the Act, seeking a financing order for the issuance of PIR Bonds and to recover uncollected Phase-In Costs. Applicants are EDUs pursuant to Section 4928.0l(A)(6), Revised Code, and, therefore, have the proper standing to have their application in this proceeding considered by the Commission. Prior to setting forth the actual statutorily required provisions of the Financing Order pursuant to Section 4928.232, Revised Code, the Commission will first resolve the disputed issues as raised in the context of the parties’ comments in this case.

Based on the comment summaries supra, the first issue in dispute between the parties relates to the Staff’s recommendation that the Commission condition its approval of the Applicants’ securitization financing costs of the PIR Bonds at an amount not to exceed 105 percent of the projections provided in the application (Staff Comments at 18).

As noted above, Applicants focus on the issue of debt retirement costs and assert that while an increase in debt retirement costs may occur, it will be offSet by the lower interest rates on the PIR Bonds. Applicants then propose a formula that attempts to tie the actual debt retirement costs and interest rates to the estimated debt retirement costs and interest rates set forth in the application. Under the Applicants’

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proposal, if the customer savings are impacted by more than 15 percent, Applicants would be obligated to provide Staff with revised exhibits (Applicants’ Reply Comments at 3-6).

OCC is unclear as to the actual threshold being proposed by Staff. Additionally, regardless of the threshold to be utilized, OCC does not believe that the estimated financing costs provided in Exhibit C of the application should be relied upon as the applicable baseline (OCC Reply Comments at 6, 7).

While the Commission agrees with the conceptual framework proposed by Staff, we recognize the confusion identified by OCC regarding the intended manner by which the threshold is to be implemented. Therefore, the Commission clarifies that the actual financing costs (both up front and ongoing) of the PIR Bonds, excluding debt retirement costs, cannot exceed the estimated financing costs identified in the application by more than 5 percent. With respect to the issue of debt retirement costs, the Commission agrees with Applicants that these costs should be afforded more flexibility. Therefore, the actual costs related to debt retirement cannot exceed the estimated retirement costs identified in the application by more than 15 percent. While OCC questions the reasonableness of the estimated financing costs identified on Exhibit C to the application, the Commission agrees with the Staffs determination that the financing costs projected by the Applicants appear to be in conformance with general market conditions and, therefore, are reasonable.

The next dispute between the parties relates to the Applicants’ request that the Commission consider allowing third parties to bill and/or collect any PIR bond charges. As discussed supra, Applicants believe that it is important that minimum standards be specified in the Financing Order due to the fact that third-party billing and/ or collection could be potentially authorized in the future during the life of the PIR Bonds. Based on this potentiality, Applicants assert that third-party billing must be addressed in order for the bonds to be considered the highest credit quality instrument and correspondingly bear a low rate of interest and deliver the expected savings (Applicants’ Comments at 6-9).

Applicants also explain that the establishment of nurumum standards is important in order .to minimize the potential risk to customers of any defaults by third parties that may in the future bill and collect the PIR charges. Specifically, Applicants opine that, in the absence of minimum standards, if a third party failed to properly remit collected charges due to a bankruptcy, the bondholders could suffer a shortfall and the shortfall would be recovered from all customers through an adjustment to future PIR charges in the true-up mechanism. (Id. at 8.)

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In response to Applicants’ desire for the inclusion of language pertaining to the billing and/or collecting of PIR charges by third parties, Staff points out that currently PIR charges can only be collected by EDUs. Therefore, Staff believes that Applicants’ request premature and unnecessary (Staff Comments at 30).

The Commission notes that there is no dispute that competitive third-party billing/collection is not currently permitted by the Commission’s rules. However, if the Commission, in the future, establishes rules relating to competitive third-party billing/ collection, Applicants should be allowed to implement such features subject to the terms and conditions of competitive third-party billing set forth by the Commission at that time. Such billing/collection must not result in additional financial burden on Applicants’ customers on a going-forward-basis. In other words, such third-party billing/collection costs should not be included as part of the recoverable, ongoing costs as contemplated by the application and the Act, or as part of any other rates and charges.

The next issue in dispute concerns Staff’s proposed requirement that the Issuance Advice Letter include a certification by the companies that the structuring and pricing of the PIR Bonds will result in the lowest PIR bond charges consistent with market conditions and the terms of the Financing Order. In particular, Applicants believe that the imposition of such a standard is not required by the applicable statute and is beyond the scope of the Commission’s designated authority and may serve to undermine the viability of securitization (Id. at 10).

Based on their reading of Section 4928.232(D)(2), Revised Code, Applicants assert that the relevant statutory standard does not focus on whether the PIR charges are the lowest possible but, rather, relates to whether cost savings are measurably enhanced as compared to existing recovery methods. (Id. at 10, 11.) Applicants submit that the “lowest cost” standard advocated by Staff is an impossible standard to satisfy inasmuch as there may always be something else out there that theoretically could have been less expensive (Id. at 12).

The Commission agrees with Applicants that, consistent with the criteria forth in Section 4928.32(D)(2), Revised Code, the Commission must determine whether the issuance of the phase-in-recovery bonds and the phase in-recovery charges authorized by the order results in, . consistent with market conditions, both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to the electric distribution utility or, if the Commission previously approved a recovery method, as compared with that recovery method.

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[Section 4928.32(D)(2), Revised Code]

A review of this statutory language reflects the absence of a specific required demonstration that Applicants certify that they have obtained the lowest PIR bond charges. Rather, the focus is on whether the issuance of the PIR Bonds will result in both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost recovery methods available to the EDU. Specifically, as part of this showing, the Commission expects that the EDU establish that the PIR Bonds reflect a market price of most recently issued comparable securities that demonstrates both measurably enhancing cost savings and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to the EDU. Therefore, the requisite terms of the certification shall be amended consistent with this determination.

Another disputed issue related to the filing of the Issuance Advice Letter concerns the effective date of the initial PIR charges and the final terms of the PIR Bonds as set forth in the Issuance Advice Letter. Staff proposes that the terms and charges in the Issuance Advice Letter will become effective on the date of issuance of the PIR Bonds unless prior to noon on the fourth business day after pricing, the Commission issues a Supplemental Financing Order finding that the proposed issuance does not comply with the requirements of the Financing Order. (Staff Comments at 19, 20.)

Applicants request that the Staff’s proposed time frame for review of the Issuance Advice Letter be shortened from four days to the next business day. Applicants contend that the shortened time frame substantially reduces the risk of an unexpected obstacle in the closing process and allows the parties to focus on getting the transaction consummated. (Applicants’ Reply Comments at 14.) Further, Applicants assert that the submission of Issuance Advice Letter to the Commission subsequent to pricing should only be used to confirm consistency with the form of the Issuance Advice Letter approved in the final Financing Order and to confirm the arithmetical accuracy of the information included therein. Applicants highlight that the Commission’s review of the Issuance Advice Letter should not extend beyond these parameters in order avoid introducing a level of risk and uncertainty to the bond pricing process that would be difficult for the Applicants, the underwriters and prospective investors to manage. (Id. at 13, 14.)

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The Commission determines that for each series of PIR Bonds, each Applicant shall be file the attached Issuance Advice Letter no later than the first business day following the pricing date for that series of PIR Bonds. The Commission will be provided four complete business days following the filing of the Issuance Advice Letter to issue a Supplemental Financing Order in response to the proposed issuance addressed in the Issuance Advice Letter. Through its Supplemental Financing Order, the Commission may stop the issuance of the PIR Bonds if the Applicants fail to make the requisite demonstration pursuant to its Issuance Advice Letter. If the Commission does not act within this specified time frame, the terms and charges will become effective at the end of the fourth business day following the filing of the Issuance Advice Letter. This time frame will provide an adequate amount of time for the Commission to complete its review of the Issuance Advice Letter for both form and substance and take the appropriate action if necessary consistent with the Act. This determination is reasonable especially in light of the irrevocability of the Financing Order once it becomes final in accordance with Section 4928.235(B), Revised Code.

Regarding OCC’s concerns regarding the lack of information related to the identity and the expertise of investment banking firm selected by Applicants to provide advice and service regarding the issuance of the PIR Bonds, the Commission notes that Applicants have now identified Goldman Sachs as the selected structuring advisor. The Commission finds that this selection is reasonable based on Goldman Sachs’ experience in the field of securitization as described in the application. With respect to OCC’s request that the Commission hire an independent financial advisor to assist in the review of the reasonableness of the Applicants’ proposal, including a determination of whether the estimated debt retirement costs are reasonable and if the costs conform to terms and conditions of debt securities commonly accepted in the financial industry, the Commission finds that such upfront action is not appropriate at this time.

The Commission next considers OCC’s stated concern that over 55 percent of the total amount of the proposed bonds to be issued are included in one of the three tranches and that no alternative bond issuance scenario has been offered for the Commission’s consideration. The Commission highlights that all of the transactions contemplated by the Act are to be market driven. Applicants have set forth an actual proposal containing terms which they believe the market will currently bear. The Commission has analyzed the application to ensure that, based on the underlying terms and provisions, it satisfies the Act.

Regarding OCC’s concerns the proposed upfront financing costs of $48.5 million, the Commission first notes that this amount simply represents the estimated upfront financing costs. The actual dollar amount may actually be less than the estimated level. The Commission also points out that the estimated financing costs

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include approximately $40 million debt retirement costs. Although, on their face, these are significant dollar amounts, the Commission’s primary focus is on the ultimate net savings that will be experienced as a result of the proposed securitization and on determining whether this savings constitutes measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to the EDU or, if the Commission previously approved a recovery method, as compared with that recovery method.

In order to provide measurably enhanced savings, Applicants will undertake the retirement of a portion of their existing long-term obligations. By the very terms of these existing financial instruments, early retirement costs must be incurred. Based on a review of the upfront financing costs set forth in the application, the Commission finds that these costs are reasonable and allow for measurably enhancing cost savings to customers and mitigating rate impacts to customers.

As discussed supra, OCC’s requests either the establishment of benchmarks and/or guidelines relative to the expenses and fees associated with the securitization process or in the absence of such reference points, the establishment of caps on certain expenses. In regard to this request, the Commission finds that the review of each securitization application requires its own independent analysis based on the existing market conditions and costs at a specific point and time. Therefore, the use of established benchmarks/ guidelines and caps as proposed by OCC does not appear to be very conducive to the requisite review needed to be performed by the Commission. Additionally, in lieu of the caps proposed by OCC, the Commission, as noted supra, has adopted a five-percent adjustment factor to serve as the cap on the approved costs.

As noted supra, OCC believes that a cap of 8 percent should be used as the percentage of debt retirement costs to the amount of debt retired for this proceeding for all three Applicants (OCC Reply Comments at 9). OCC believes that this amount is appropriate since it reflects a 60 percent additional allowance on the lowest percentage of the three companies (i.e., CEI’s 5 percent compared with Ohio Edison’s 12 percent and Toledo Edison’s 33 percent). In support of its position, OCC focuses on the fact that the debt securities for the three Applicants are expected to be retired at the same time and should have similar terms and conditions regarding debt retirement because they are issued with similar financial ratings and are controlled by the same parent company.

Upon a review of OCC’s arguments, the Commission finds that OCC’s request to establish a cap of 8 percent for each of the Applicants should be denied. As discussed supra, regarding the issued of establishing benchmarks and caps, the Commission will review each request on a company-specific basis and will not

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establish generic levels to be applied across the three companies in this case. Additionally, while OCC opines that the debt securities should have similar terms and conditions; this is simply a general hypothesis with no company-specific analysis provided. Rather, based on the company-specific information provided in the application and considering the benefits of the application in its entirety, the Commission finds the indicated retirement costs for each Applicant to be reasonable.

As discussed supra, while OCC does not object to Toledo Edison’s request to issue PIR Bonds in an amount greater than the sum of the amounts of debt retired, debt retirement and issuance expense, it does not support Staff’s recommendation that Applicants be permitted to invest the additional $11 million in other types of short term investments comparable to the· FirstEnergy Money Pool. Additionally, OCC submits that since only a portion of the funds obtained through the proposed securitization is for the refinancing of Toledo Edison’s deferred costs, only a portion of the issuance expense and debt retirement costs associated with the securitization should be recovered through the PIR charges to customers. (OCC Reply Comments at 10.)

The Commission determines that OCC’s objections regarding this issue should be denied. First, the Commission notes that OCC has failed to provide any rationale regarding its objection to the Applicant investment of the additional $11 million. Additionally, while OCC is correct that only a portion of the funds obtained through the proposed securitization is for the refinancing of Toledo Edison’s deferred costs, this fact does not preclude the Applicant’s ability to fully recover for the related issuance and debt retirement expenses. In support of this conclusion, the Commission notes that the company would be entitled to the recovery of the $11 million in deferred assets regardless of whether the PIR Bonds are issued or not. Based on the record, the required recovery amount will be reduced through the securitization even when taking into account the issuance and debt retirement expense for the $11 million (See Application, Exhibit C). Consistent with market conditions, this reduction results in both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional recovery methods. Finally, the Commission notes that the inclusion of the $11 million as part of the securitization will provide volumetric benefit for the purpose of bringing the proposed offering to market.

Finally, the Commission addresses OCC’s request that the Commission consider the use. of an open and competitive process for the sale of the PIR Bonds rather than through a negotiated sale to investors. As discussed supra, according to Applicants, the selected structuring advisor (Goldman Sachs) in connection with this securitization transaction has represented that “obtaining the lowest interest rate is more likely to be obtained through a broad, transparent marketing process to a broad range of institutional investors, with the full cooperation and support of the

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companies in explaining the securities, rather than a competitive bid process where bids will be based upon underwriters’ subjective judgments on market clearing price.” (Id. at 20.)

In regard to this issue, the Commission notes that it expects Applicants to rely on Goldman Sachs, as the structuring advisor, to structure the PIR Bond offering in such a manner in order to obtain the most optimal rates, terms and conditions for the purpose of satisfying the requisite conditions set forth in the Act. Additionally, the Commission notes that upon the filing of the Issuance Advice Letter and Certification, and consistent with the Financing Order, it will ultimately have the ability to review the reasonableness of the results from this approach.

VI.	TERMS AND CONDffiONS

Pursuant to Section 4928.232(E)(1)-(7), Revised Code, the Commission must include the following components in a Financing Order:

(1)	A determination of the maximum amount and a description of the Phase-In Costs that may be recovered through PIR Bonds issued under the Financing Order;

(2)	A description of Phase-In-Recovery Property, the creation of which is authorized by the Financing Order;

(3)	A description of the financing costs that may be recovered through Phase-In-Recovery Charges and the period over which those costs may be recovered;

(4)	For Phase-In-Recovery Charges not subject to allocation according to an existing order, a description of the methodology and calculation for allocating Phase-In Recovery Charges among customer classes, including the allocation of such charges, if any, to governmental aggregation customers based upon the proportionate benefit determination made under division (I) of Section 4928.20, Revised Code;

(5)	A description of the adjustment mechanism for use in the imposition, charging, and collection of the Phase-In Recovery Charges;

(6)	The maximum term of the PIR Bonds; and

(7)	Any other prov1s1ons the Commission considers appropriate to ensure the full and timely imposition, charging, collection, and adjustment, pursuant to an approved adjustment mechanism, of the Phase-In Recovery Charges described in divisions (E)(3) to (5) of this section.

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Additionally, the Commission recognizes that in order for investors to be willing to accept a relatively lower interest rate for the PIR Bonds, the bonds must have relatively low associated credit risk. In order to accomplish this objective and satisfy specific statutory requirements, there are a number expressed regulatory authorizations that must be incorporated in the Financing Order, including those related (a) Irrevocability; (b) State pledge; (c) True sale; (d) Successor utility; (e) Security interest; (f) Bankruptcy of the electric distribution utility; (g) Non bYPassability; and (i) Validity of the Financing Order; and (j) Treatment of Phase-In Recovery Charges.

Subject to the determinations set forth above, the Commission finds that the proposed securitization transactions are consistent with Section 4928.02, Revised Code, and result in, consistent with market conditions, both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery methods available to EDUs or compared with previously approved recovery methods. In support of these determinations, the Commission finds that a review of Exhibits A, B, and E to the application reflects that the proposed securitization will result in a reduction in the reimbursement period for the deferred expenses and at the same time reduce the applicable interest rate; eventually netting a cost savings of approximately $104,000,000. Additionally, the Commission relies upon the Applicants’ representation that pursuant to the proposed securitization, it is expected that the following should occur:

(1)	CEI customers will have an estimated Phase-In-Recovery Charge of 0.3851 cents/kWh resulting in a monthly cost of $3.85 for the typical residential bill compared a monthly cost of $4.30 under the existing riders.

(2)	Ohio Edison customers will have an estimated Phase-In Recovery Charge of .3198 cents/kWh resulting in a monthly cost of $3.20 for the typical residential bill compared to a monthly cost of $3.48 under the existing riders.

(3)	Toledo Edison customers will have an estimated Phase-In Recovery Charge of .0250 cents/kWh resulting in a monthly cost of $.25 for the typical residential bill compared to the monthly cost of $.26 under the existing riders.

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(Application at 11.)

Specifically, in accordance with the application, and together with the determinations set forth in this Financing Order, the Commission authorizes the following:

A.	Formation of SPEs and Creation and Transfer of Phase-In-Recovery Property.

(1)	Each Applicant is authorized to form a separate, wholly-owned limited liability company as a SPE for the purposes of effectuating the respective securitization transactions described in the application. Each SPE is expected to be organized in Delaware. Upon formation of its respective SPE, each Applicant is then authorized to then transfer, sell, or assign its Phase-In-Recovery Property to such entity. Each SPE will be an “Assignee” of Phase-In Recovery Property as defined in Section 4928.23(B), Revised Code, and as provided for in Section 4928.234(A), Revised Code.

(2)	Consistent with the representations set forth in the application, each SPE will be a bankruptcy remote, special purpose limited liability company, in that its activities generally will be limited to (i) purchasing, owning, administering and servicing the Phase-In Recovery Property transferred, sold or assigned to it, (ii) issuing and, if applicable, registering the PIR Bonds, (iii) making payments on the PIR Bonds, (iv) managing, selling, assigning, pledging, collecting amounts due on, and otherwise dealing with the Phase-In-Recovery Property and (v) granting a statutory first priority security interest in the Phase In-Recovery Property to secure such PIR Bonds.

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(3)	The LLC Agreement for each SPE should reflect that each SPE is not permitted to engage in any activity not related to its restricted purposes and should contain provisions regarding separateness, independent mangers and restrictions on commencing bankruptcy and insolvency proceedings.

(4)	Each Applicant will capitalize its respective SPE in an amount anticipated to be approximately 0.50 percent of its initial principal balance of the PIR Bonds, as may be adjusted at the time of issuance based on rating agency requirements.· Each Applicant will be authorized to receive a return on its respective SPE’s capitalization amount as an ongoing financing cost based on its average long term debt rate without reduction for accumulated deferred income taxes. Upon the full repayment of the PIR Bonds, the capitalization amount will be returned to each Applicant to the extent of the available funds.

(5)	Each SPE will have no employees and will engage with other parties to undertake the activities necessary to issue the PIR Bonds and perform other functions in connection with each issuance.

(6)	Upon the sale of the Phase-In-Recovery Property by each Applicant to its SPE subsidiary, there will arise and constitute an existing present property right and interest in such Phase-In-Recovery Property, which shall continue to exist until the PIR Bonds and all applicable financing costs are paid in full. Consistent with Section 4928.232(G), Revised Code, the creation of each Applicant’s Phase-In-Recovery Property is confirmed and shall be simultaneous with the sale of that property to its respective SPE and the grant of a security interest therein, among other assets and property of such SPE to secure the payment of such SPE’s PIR Bonds.

(7)	Consistent with Section 4928.2312, Revised Code, a valid and binding security interest in the Phase-In-

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Recovery Property, among other SPE assets and property, will be created, perfected and enforced to secure the repayment of the principal of and interest on the PIR Bonds, amounts payable under any ancillary agreement, and other financing costs. Such security interest is to be a continuously perfected security interest of the bondholder with priority over any other lien that may subsequently attach to the Phase-In-Recovery Property unless the holder of such lien otherwise agrees in writing.

(8)	All Phase-In-Recovery Property shall continue to exist regardless of whether the Phase-In-Recovery Charges have been billed, have accrued, or have been collected, and notwithstanding any requirement that the value or amount of the property is dependent on the future provision of service to customers by the EDU. Further, all such Phase-In-Recovery Property shall continue to exist until the PIR Bonds are paid in full and all financing costs relating to the bonds have been paid in full.

(9)	Each SPE will acquire the Phase-In-Recovery Property from the applicable Applicant with the proceeds from the FIR Bonds, the repayment of which will be secured by a first priority pledge and security interest in all right, title, and interest of the SPE in (i) the Phase-In-Recovery Property, (ii) the transaction documents, (iii) the collection account and all subaccounts established in the bond indentures under which the PIR Bonds will be issued; (iv) the cash used to capitalize the SPE;(v) all other property owned by the SPE (with limited exceptions as may be appropriate); and (vi) all proceeds of each of the foregoing.

(10)

Consistent with Section 4928.2313, Revised Code, any sale of the Phase-In-Recovery Property under this Financing Order shall be a true sale of, and not a pledge of or secured transaction relating to, the sellers right, title and interest in, to, and under the Phase-In-Recovery Property. This characterization of the sale as a true sale shall be effective and

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perfected against all third parties and shall not be affected or impaired by the occurrences set forth in Section 4928.2313(B), Revised Code.

B.	PIRBonds

(1)	CEI, through its SPE, is authorized to issue in one or more series and in one or more classes/tranches PIR Bonds in an amount up to $280 million in the aggregate. The actual amount of issuance cannot exceed the aggregate amount of the deferral balances and associated costs for the Riders DFC, DGC, and RER1 at the time of issuance. The proceeds of these bonds are to be used to recover, finance or refinance CEI’s portion of the estimated financing costs and the following Phase-In Costs:

(a)	The remaining uncollected balances of the deferred costs with carrying charges, associated with the actual fuel costs incurred that exceeded the fuel recovery mechanism revenues collected from January 1, 2006, through December 31, 2007, which currently are being recovered through a separate rider mechanism, namely the Rider DFC;

(b)	The remaining uncollected balances of its deferred costs, with carrying charges, associated purchase power costs incurred that exceeded the purchase power recovery mechanism revenue from January 1, 2009, through May 31, 2009, which currently are being recovered through a separate rider mechanism, namely the Rider DGC.

(c)	The remaining uncollected balances of its deferred costs, with carrying charges, associated with purchase power costs incurred from March 17,

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2010, through June 30, 2011, that exceeded the associated purchase power recovery mechanism revenue due to the implementation of the Residential Generation Credit Rider (Rider RGC), which currently are being recovered through a separate rider mechanism, namely Rider RERl.

(2)	Ohio Edison, through its SPE, is authorized to issue in one or more series and one or more classes/tranches PIR Bonds in an amount up to $220 million in the aggregate. The actual amount of issuance cannot exceed the aggregate amount of the deferral balances and associated costs for the Riders DFC, DGC, and RER1 at the time of issuance. The proceeds of these bonds are to be used to recover, finance or refinance Ohio Edison’s portion of the estimated Financing Costs and the following Phase In Costs:

(a)	The remaining uncollected balances of its deferred costs, with carrying charges, associated with the actual fuel costs incurred that exceeded the fuel recovery mechanisms collected from January 1, 2006, through December 31, 2007, which currently are being recovered through a separate rider mechanism, namely Rider DFC; and

(b)	The remaining uncollected balances of its deferred costs, with carrying charges, associated with purchase power costs incurred from March 17, 2010, through June 30, 2011, that exceeded the associated purchase power recovery mechanism revenue due to implementation of the Rider RGC, which currently are being recovered through a separate rider mechanism, RER1.

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(3)	Toledo Edison, through its SPE, is authorized to issue in one or more series and one or more classes/tranches PIR Bonds in an amount up to $55 million in the aggregate. The actual amount of issuance cannot exceed the aggregate amount of the deferral balances and associated costs for the Rider DFC at the time of issuance. The proceeds of these bonds are to be used to recover, finance or refinance Toledo Edison’s portion of the estimated financing costs and the Phase-In Costs related to the remaining uncollected balances of its deferred costs, with carrying charges, associated with the actual fuel costs incurred that exceeded the fuel recovery mechanism revenues collected from January 1, 2006, through December 31, 2007, which are correctly being recovered through a separate rider mechanism, Rider DFC.

(4)	Each SPE’s PIR Bonds will be non-recourse to the respective Applicant and its assets provided; however, that each Applicant could be liable to holders of PIR Bonds in the event that it breached representations, warranties, or covenants made by it in connection with its Sales Agreement or otherwise to such holders in connection with securitization.

(5)	The PIR Bonds may be issued and sold through either (i) registered public offering under the U.S. Securities Act of 1933, as amended (the Securities Act), or (ii) an unregistered offering exempt from the registration pursuant to Section 4 (2) of the Securities Act (A) with subsequent resales to institutional purchasers and/ or purchases outside the United States pursuant to Rule 144A and Regulation S, respectively, under the Securities Act or (B) as a negotiated private placement.

(6)	The PIR Bonds should receive a AAA (or equivalent) credit rating from applicable rating agencies.

(7)	Applicants shall have flexibility in establishing the terms and conditions for the PIR Bonds to accommodate changes market conditions,

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including repayment reschedules, interest rates, financing costs, collateral requirements, required debt service, and other reserves provided such changes are performed consistent with this Financing Order. Each Applicant, at its option, will also have the ability to affect a series of issuances of PIR Bonds and correlated assignments, sales, pledges, or other transfers of Phase-In-Recovery Property within the parameters set forth in the application and this Financing Order.

(8)	Notwithstanding the preceding provision, the PIR Bonds shall be issued only with fixed interest rates that are at or below those referenced in the application (i.e. a weighted average yield, exclusive of upfront and ongoing costs, of less than 3 percent) in order to ensure that the securitization results in both measurably enhancing cost savings and mitigating rate impacts to customers consistent with Section 4928.232, Revised Code. Additionally, the recovery period for the Phase-In-Recovery Charges will not exceed the overall recovery period authorized under the existing riders.

(9)	In the case of a registered public offering: (i) material agreements will generally be filed as exhibits to a registration statement filed with the U.S. Securities and Exchange Commission (SEC); and (ii) the material terms of each agreement will also be summarized in the related prospectus included in any such registration statement and used in the offer and sale of the PIR Bonds. In the case of an unregistered offering, the material terms of each agreement will typically be summarized in an offering memorandum (or private placement memorandum) used in connection with the marketing of the securities, and are generally made available to current or prospective security holders.

(10)	In order to accomplish securitization, each Applicant is authorized to enter into the necessary agreements with its respective SPE subsidiary. Applicants must file copies of the agreements with their respective SPEs in this docket.

12-1465-EL-ATS	-35

(11)	Consistent with Section 4928.2313, Revised Code, each Applicant is authorized to enter into Sales Agreements with its respective SPE. Each Sales Agreement shall provide the terms and conditions of the absolute transfer and true sale of the appropriate Applicant’s right, title and interest in, to, and under its Phase-In-Recovery Property to its SPE.

(12)	Each Applicant is authorized to enter into Administrative Agreements with its respective SPE for administrptive functions including services related to the preparation of financial statements, required filings with the SEC (if any), any tax return required to be filed under applicable law, qualification to do business and minutes of managers’ meetings. Each Applicant (or any successor administrator thereof) will receive a periodic administration fee, expected to be $50,000 annually, for performing these services, which, together with costs and expenses incurred by the administrator, will be recovered through Phase-In Recovery Charges, as financing costs.

(13)

Each Applicant is authorized to enter into a Servicing Agreement with its respective SPE detailing the services that the Applicant will provide to its SPE principally with respect to calculating, billing and collecting the Phase-In-Recovery Charges. Each servicer under the Applicable Servicing Agreement will be responsible for, among other things: (i) posting of collections, (ii) responding to inquiries by customers, competitive retail electric suppliers (if any), the Commission or others regarding Phase-In-Recovery Charges, (iii) calculating historical electricity usage and customer payment information (e.g., uncollectibles, typical lags between billing and collection charges), (iv) projecting future electricity usage and customer payment information, (v) accounting for collections, (vi) furnishing periodic reports and statements, (vii)

12-1465-EL-ATS	-36

making certain filings as necessary to perfect the trustee’s lien on the Phase-In-Recovery Property, and (viii) taking all necessary action in connection with adjustments.

(14)	Each Applicant (or any successor EDU) is authorized to receive a periodic servicing fee, which will be recovered through Phase-In-Recovery Charges as a financing cost. Based upon both estimated costs of performing the servicing function and market precedent for such fees, the annual servicing fee to be paid to the respective Applicant or its successor EDU shall be 0.10 percent of the initial principal amounts of the PIR Bonds issued by the SPE of such Applicant.

(15)	The PIR Bonds will not be included in the regulatory capital structure of the Applicants going forward. The PIR Bonds shall be recorded in accordance with GAAP as long-term debt on the balance sheet of each Applicant’s SPE to which the Phase-In-· Recovery Property is sold in connection with the securitization for financial reporting purposes. Each SPE’s PIR Bonds will also appear on the consolidated balance sheet of the respective Applicant, as the parent company, in its GAAP financial statements.

C.	Phase-In-Recovery Trusts (PIR Trust)

(1)	As an alternative to directly issuing and marketing the PIR Bonds to unaffiliated investors through either a registered public offering or unregistered exempt offering, each SPE may issue the PIR Bonds to a single purpose trust established jointly by the Applicants.

(2)	Notes or other pas-through certificates or similar instruments (the PIR Certificates) may be issued by the PIR Trust to investors representing undivided beneficial interests in the SPE’s PIR Bonds held by · the PIR Trust. The PIR Trust shall engage in no activities other than the holding of the PIR Bonds, issuing the PIR Certificates and engaging in other related activities.

12-1465-EL-ATS	-37

(3)	The PIR Certificates issued by the PIR Trust shall be sold either through a registered public offering or an unregistered exempt offering.

(4)	None of the SPEs shall be obligated with respect to any other SPE’s PIR Bonds. Therefore, the customers of the respective Applicants will not be affected by the actions of any other Applicant or the adequacy of the Phase-In-Recovery Property of such other Applicant.

(5)	The PIR Trust will transfer an allocable portion of the net proceeds from the sale of the PIR Certificates to the applicable SPE and each such SPE will in turn transfer the proceeds to the applicable Applicant in consideration for the Phase-In-Recovery Property sold to such SPE by the respective Applicant.

(6)	In deciding whether to directly issue and market the PIR Bonds to unaffiliated investors through a registered public offering, an unregistered exempt offering or a PIR Trust, Applicants must negotiate and obtain terms that result in both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost recovery methods available to the EDU.

D.	Phase-In-Recovery Charges

(1)	Phase-In-Recovery Charges consist of all costs associated with the issuance of or use of proceeds from the Phase-In-Recovery Bonds approved in this proceeding. These charges include all Phase-In Costs and Financing Costs as described in this Financing Order.

(2)	Consistent with Section 4928.239(8)(1), Revised Code, all of the Applicants’ customers will be responsible for the repayment of PIR Bonds through the imposition of separate, nonbypassable Phase-In Recovery Charges.

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(3)	Consistent with Section 4928.238(B), Revised Code, there may be an allocation of proportionate charges to government aggregation customers.

(4)	Phase-In-Recovery Charges will be included on each Applicant’s customer bills which will incorporate a notation reflecting that the right to impose, charge, and collect Phase-In-Recovery Charges is owned by the SPE formed by the respective Applicant. Applicants are authorized to modify their bill format to include the language proposed in the application. As requested in the application, similar language may be included in billing insets or other communications to customers. Applicants must provide customers with a one-time notification regarding the change to allow for the inclusion of the Rider FIR as part of the charges recovered on the bill.

(5)	If a customer of the EDU purchases electric generation service from a competitive retail electric service provider, the EDU shall collect the Phase-In Recovery Charges directly from that customer. If a customer of the EDU subsequently receives retail electric distribution service from another EDU operating in the same service area, including by succession, assignment, transfer, or merger, the Phase-In-Recovery Charges shall continue to apply to the customer.

(6)

Each Applicant is authorized to estimate the amount of revenue otherwise collected from each rate schedule under the existing riders identified. These estimated revenues, by rate schedule, will then be used to determine allocation ratios representing the proportion of the total revenue collected from each rate schedule under the existing recovery methodology on a monthly basis. These allocation ratios will then be applied to the estimated amounts to be recovered under the Phase-In-Recovery

12-1465-EL-ATS	-39

Charges in order that in essence, each rate schedule will be paying approximately the same proportion of the Phase-In-Recovery Charges as they are currently paying for each applicable rider under the existing recovery methodology. This same methodology should be utilized for governmental aggregation customers.

In the event that, for any reason, any Phase-In Recovery Charges cannot be allocated to a given customer class, such charges shall be allocated to the remaining customer classes, using the same ratable allocation to the customer classes excluding the customer classes where allocation is not feasible.

(7)	Each SPE shall, pursuant to its indenture or organizational documents, have a priority of payments that shall establish how collection of Phase-In-Recovery Charges and any other amounts are applied to pay principal, interest on, and other costs related to PIR Bonds. The right to impose, charge and collect Phase-In-Recovery Charges, although owned by the applicable SPE, will be considered EDU charges for the purpose of priority of customer payments and termination/reconnection of service will be considered charges of the respective Applicant and will be accorded similar treatment with the Applicant’s own charges under applicable statutes, the Commission’s rules, and tariffs of the respective tariffs.

(8)	The determination of Phase-in-Recovery Charges for each Applicant will take into account (a) the timing and amounts of principal, interest, and other ongoing costs related to the Phase-In-Recovery Bonds, (b) the expected monthly electricity consumption by customers of the Applicant, (c) the expected delays between the billing and collection of the Phase-In-Recovery Charges, and (d) the expected uncollectibles related to Phase-In-Recovery Charges.

12-1465-EL-ATS	-40

(9)	To ensure the full and timely collection of Phase-In Recovery Charges, including minimizing the likelihood that customer defaults in the payment of Phase-In-Recovery Charges result in additional charges being borne by other nondefaulting customers, Applicants may terminate any customer who defaults payment of the Phase-In-Recovery Charges. This disconnection shall occur in accordance with applicable statutes, Commission rules and orders and the Applicants’ rules, tariffs, and practices applicable to other charges owed directly to an Applicant.

(10)	Applicants represent that their current estimate of upfront financing costs is approximately $8.4 million in the aggregate, exclusive of debt retirement costs. Through the filing of their Issuance Advice Letter, Applicants are required to provide the Commission with their actual upfront and ongoing financing costs. The upfront and ongoing financing costs for the issuance of the PIR Bonds, under the single combined issuance, and the debt retirement costs should not exceed 5 percent of the amounts reflected in columns B-D on Exhibit C of the application, Pages 1, 2 and the financial advisor expenses discussed infra.

(11)	In the context of this proceeding, consistent with Section 4928.23(K), Revised Code, Phase-In Recovery Property is comprised of the property, rights, the interests of the EDU, under a Final Financing Order, including the right to impose, charge and collect the Phase-In-Recovery Charges that shall be used to pay and secure the payment of PIR Bonds and financing costs, and including the right to obtain adjustments to charges, and any revenues, receipts, collections, rights to payment, payments, moneys, claims, or other proceeds arising from the rights and interests created under the Final Financing Order.

(12)	Each Applicant is authorized to create its respective Phase-In-Recovery Property.

12-1465-EL-ATS	-41

(13)	Applicants are authorized to recover their upfront and ongoing financing costs through the Phase-In Recovery Charges. The right to recover financing costs constitutes Phase-In-Recovery Property consistent with Section 4928.23(K), Revised Code.

The authorized estimated, upfront financing costs include without limitation, the estimated costs associated with the retiring or refunding of existing long-term debt of the Applicants, counsel fees, structural advisory fees, underwriting fees, rating agency fees, independent auditors’ fees, and filing and printing expenses. The estimated ongoing financing costs include servicing fees, other administrative fees, the cost of any overcollateralization or other reserves (if required) for the PIR Bonds, the periodic costs for servicing the PIR Bonds and the Phase-In-Recovery Charges, SPE administrative costs and, if the PIR Bonds are issued in a registered public offering, ongoing Securities and Exchange Commission (SEC) compliance costs. Finance costs also include the recovery of all tax liabilities associated with the collection of the Phase-In-Recovery Charges or otherwise arising due to the securitization.

(14)

Applicants propose tariff sheets reflecting Phase-In Recovery Charges that are expected to approximate the final tariff charges based upon currently available information related to the terms of the proposed issuance of .the PIR Bonds. These tariff sheets are approved in form only. Consistent with Section 4928.322(H), Revised Code, Applicants are directed to file updated tariff sheets to reflect the final initial Phase-In-Recovery Charges based upon actual costs and any other revised assumptions. The actual costs to be utilized must be consistent with the criteria discussed in this Financing Order. The final initial Phase-In-Recovery Charges to be included in the final initial tariff sheets are to reflect the terms and conditions of the Final Financing Order including all Phase-In Costs and financing

12-1465-EL-ATS	-42-

costs. Unless suspended by the Commission, these updated tariff sheets shall be considered approved and effective upon the issuance of the PIR Bonds.

(15)	The existing riders will be reduced to zero on the effective date of the Final Initial Tariff Sheets subject to final reconciliation of the remaining deferral balances, if any, which will be maintained on the Applicants’ books subject to carrying charges until the full cost recovery occurs. Any final reconciliation that reduces deferral balances below zero shall similarly produce a customer credit and will not affect the Phase-In-Recovery Charges, which are irrevocable. The existing riders shall cease to exist upon the issuance of the PIR Bonds and approval of the corresponding tariff sheets.

E.	Adjustment Mechanism

(1)	Consistent with the methodology set forth in the application (Exhibit F), each Applicant is authorized to make periodic adjustments to the Phase-In Recovery Charges to be paid by its customers pursuant to this Order.

(2)	The initial update to each Applicant’s Rider PIR will be up to 12 months after the issuance date of the PIR Bonds. Subsequently, each Applicant’s Rider PIR shall be updated semiannually with the exception of the last year each series of PIR Bonds is expected to be outstanding. Specifically, no later than November 1st and May 1st of each year, each Applicant must file a request for approval of the adjusted Phase-In-Recovery Charges and the corresponding amended tariff sheets.

(3)

Unless otherwise ordered by the Commission, these adjusted charges and the associated tariff amendments shall become automatically effective on a service rendered basis sixty days after the filing of the request. Consistent with Section 4928.238, Revised Code, the Commission’s review of this request shall be limited to a determination of

12-1465-EL-ATS	-43

whether there is any mathematical error the application of the adjustment mechanism to the Phase-In-Recovery Charges.

(4)	With respect to the last year that each series of PIR Bonds are expected to be outstanding, updates as frequently as monthly may be necessary.

(5)	No adjustment approved under Section 4928.238, Revised Code, shall in any way effect the irrevocability of the Final Financing Order as specified in Section 4928.235, Revised Code.

(6)	Consistent with Section 4928.2312, Revised Code, no application for an adjustment mechanism, pursuant to Section 4928.238, Revised Code, shall affect the validity, perfection, or priority of a secured interest in or the transfer of Phase-In-Recovery Property under the Final Financing Order.

F.	Additional Requirements

(1)	The Commission directs Applicants to retain an independent financial advisor selected by the Commission Staff for the purpose of engaging in its review of the final terms of the proposed transaction consistent with Section (F) infra, including, but not limited to the attestation that the final terms and conditions of the transaction are consistent with this Financing Order and the requisite statutory provisions.

(2)

In order to ensure, as required by Section 4928.32(D)(2), Revised Code, that the structuring and pricing of the PIR Bonds result in the charges consistent with market conditions and the terms of this Financing Order, it is necessary for the Commission, acting through its designated representative or financial advisor, to have a decision making role co-equal with Applicants with respect to the structuring and pricing of the PIR Bonds and that all matters relating to the structuring and pricing of the PIR Bonds shall be determined

12-1465-EL-ATS	-44

through a joint decision of Applicant and the Commission’s designated representative or financing advisor. The primary responsibilities of the Commission’s financial advisor are to ensure that the structuring and pricing of the PIR Bonds result in charges consistent with market conditions and the terms of this Financing Order and that it protects the competitiveness of the retail electric market in this state. To fulfill its obligations under this Financing Order, the Commission’s financial advisor must give effect to the Commission’s directive that the PIR Bonds reflect a market price of most recently issued comparable securities that demonstrates both measurably enhancing cost savings and mitigating rate impacts to customers as compared with traditional financing mechanisms or traditional cost-recovery.

(3)	To properly advise the Commission, the Commission’s financial advisor must not participate in the underwriting of the PIR Bonds and its fee should not be based upon a percentage of the transition-bond issuance. Its role should be limited to advising the Commission or acting on behalf of the Commission regarding the structure and pricing of the transition bonds. The financial advisor must, however, have an integral role in the pricing, marketing and structuring of the transition bonds in order to provide competent advice to the Commission. This requires the financial advisor to participate fully in all plans and decisions related to the pricing, marketing, and structuring of the transition bonds and that it be provided timely information as necessary to fulfill its obligation to advise the Commission in a timely manner. In addition, the financial advisor’s fee should be capped at an amount not to exceed $1,500,000; $500,000 of which will be funded out of the underwriter’s spread and $1,000,000 of which will be included as part of the upfront financing costs.

12-1465-EL-ATS	-45

(4)	For each PIR Bond tranche, upon the determination of the final structure of the bonds but prior to the actual issuance, the Applicants shall file the Issuance Advice Letter and Certification, attached to this Financing Order, no later than the end of the first business day after the pricing date for that series of PIR Bonds. The issuance advice letter should include the actual dollar amount of the initial Phase In-Recovery Charges and other information specific to the PIR Bonds to be issued.

(5)	The Commission has four complete business days following the filing of the Issuance Advice Letter to complete its review for both format and substance. If the Commission does not act within this specified time frame, terms and charges will become effective at the end of the fourth business day following the filing of the Issuance Advice Letter. Additionally, if the Commission does not act, its Financing Order, as amended by any Entry on Rehearing, shall be considered as the Final Financing Order.

(6)	Consistent with Section 4928.2315, the Commission, on behalf of the state of Ohio, pledges to and agrees with bondholders, any assignee, and any financing parties under a Final Financing Order that the state will not take or permit any action that impairs the value of the Phase-In-Recovery Property under the Final Financing Order or revises the Phase-In Costs for which recovery is authorized under the Final Financing Order or, except as allowed under Section 4928.238, Revised Code, reduce, alter, or impair Phase-In-Recovery Charges that are imposed, charged, collected, or remitted for the benefit of the bondholders, any assignee, and any financing parties, until any principal, interest, and redemption premium in respect of PIR Bonds, all financing costs, and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid performed in full.

(7)	Consistent with Section 4928.2311, Revised Code, any successor to any Applicant, shall be bound to

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the requirements of Sections 4928.23, Revised Code, to 4928.317, Revised Code, and shall be obliged to perform and satisfy all obligations of the EDU under the Final Financing Order, including those related to the servicing of the bonds.

(8)	Consistent with Section 4928.2310, Revised Code, if any Applicant subject to this Financing Order defaults on any required payment of a Phase-In Recovery Revenues, a court, upon application by an interested party and without limiting any other remedies available to the Applicant, shall order the sequestration and payment of the revenues for the benefit of bondholders, any assignee, and any financing parties. The court order shall remain in full force and effect notwithstanding any bankruptcy, reorganization, or other insolvency proceedings with respect to any Applicant or its affiliate. Customers of any Applicant shall be held harmless for the failure of the Applicant to remit any required payment of Phase-In-Recovery Revenues, and such failure shall in no way affect the Phase-In Recovery Property or the rights to impose, collect, and adjust the Phase-In-Recovery Charges.

Phase-In-Recovery Property under a Final Financing Order and the interests of an assignee, bondholder, or financing party in that property under a financing agreement are not subject to setoff, counterclaim, surcharge, or defense by the Applicant, including as a result of its failure to provide, past, present, or future services, or in connection with the bankruptcy reorganization, or other insolvency proceeding of an Applicant, any affiliate, or any other entity.

(9)	Consistent with Section 4928.235, a Final Financing Order in this proceeding shall:

(a)	remain in effect until the Phase-In Recovery Bonds issued under the Order and all financing costs related to the bonds have been paid in full;

12-1465-EL-ATS	-47

(b)	remain m effect and unabated notwithstanding the bankruptcy, reorganization, or insolvency of any Applicant or its affiliate or the commencement of any judicial or nonjudicial proceeding on the · Final Financing Order;

(c)	be considered irrevocable and the Commission may not reduce, impair, postpone, or terminate the Phase-In Recovery Charges authorized in the Final Financing Order or impair the property or the collection or recovery of the Phase-In Costs.

(10)	Consistent with Section 4928.235, Revised Code, subsequent to a Financing Order being issued or becoming final and taking effect, but before PIR Bonds have been issued, if marketing conditions are such that customers will not realize cost savings from the issuance of the PIR Bonds, Applicants shall not proceed with securitization under the Final Financing Order.

(11)	If and to the extent that the Commission subsequently allows third parties to bill and/ or collect any Phase-In-Recovery Charges, such billing and/ or collection costs should not be included as part of the recoverable, ongoing Phase-In Costs or any other rates or charges.

FINDINGS OF FACT AND CONCLUSIONS OF LAW:

(1)	Applicants are EDUs, as defined in Section 4928.02(A)(6), Revised Code.

(2)	Sections 4928.23 through 4928.2318, Revised Code, provide EDUs with the mechanism to securitize, through the Issuance of PIR Bonds previously approved deferred assets.

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(3)	On May 3, 2012, as amended on August 16, 2012, Applicants filed a joint application requesting authority, pursuant to Sections 4928.23 through 4928.2318, Revised Code, to recover certain specified Phase-In Costs through the issuance of PIR Bonds.

(4)	On June 25, 2012, initial comments were filed by Staff and OCC. On July 9, 2012, reply comments were filed by Applicants and OCC.

(5)	The proposed securitization transactions, as discussed and amended by this Financing Order, results in, consistent with market conditions, both measurably enhancing cost savings to customers and mitigating rate impacts to customers as compared with previously approved recovery methods.

(6)	The proposed securitization transactions, as set forth in this Financing Order, are consistent with Section 4928.02, Revised Code.

ORDER:

It is, therefore,

ORDERED, That the application be approved consistent with the conditions set forth in this Financing Order. It is, further,

ORDERED, That CEI, Toledo Edison, and Ohio Edison be authorized to enter into transactions for the issuance of PIR Bonds and to assess and collect Phase-In Recovery Charges, as set forth in this Financing Order. It is, further,

ORDERED, That Applicants file the applicable SPE agreements in accordance with the terms of this Financing Order. It is, further,

ORDERED, That Applicants file their respective Issuance Advice Letters with the accompanying certification consistent with this Financing Order. It is, further,

ORDERED, That Applicants retain a financial advisor on behalf of the Commission consistent with this Order. It is, further,

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ORDERED, That concurrent with the filing of the Issuance Advice Letter, the Commission’s financial advisor shall file its attestation consistent with this Order. It is, further,

ORDERED, That all reports issued by the Commission’s financial advisor shall be docketed in this proceeding. It is, further,

ORDERED, That Applicants file a confirmation upon the final issuance of the PIR Bonds consistent with this Financing Order. It is, further,

ORDERED, That Applicants file their revised tariff sheets consistent with this Financing Order. It is, further,

ORDERED, That the revised tariff sheets be considered approved and upon the issuance of the PIR Bonds. It is, further,

ORDERED, That Applicants modify their bill formats consistent with this Financing Order. It is, further,

ORDERED, That, consistent with this Financing Order, Applicants provide customer notice of the Rider PIR charges. It is, further,

ORDERED, That Applicants comply with the adjustment mechanism set forth in this Financing Order. It is, further,

ORDERED, That OCC’s motion to intervene be granted. It is further, ORDERED, That Applicants’ request that the Commission consider the application on an expedited basis is denied. It is, further,

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ORDERED, That a copy of this Financing Order be served upon all parties and interested persons of record in this case.

THE PUBLIC UTILITIES COMMISSION OF OHIO

Todd A. Snitcher, Chairman

/s/ Steven D. Lesser
Steven D. Lesser	Andre T. Porter

Cheryl L. Roberto	Lynn Slaby

JSA/vrrn/sc

Entered in the Journal

OCT 10 2012.

Barcy F. McNeal
Secretary

Case No. 12-1465-EL-ATS

ATTACHMENT 1

FORM OF ISSUANCE ADVICE LETTER

                     day             , 201

Case No. 12-1465-EL-ATS

The Public Utilities Commission of Ohio

SUBJECT: ISSUANCE ADVICE LETTER FOR PHASE-IN RECOVERY BONDS

Pursuant to the Financing Order issued In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-In-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-I465-EL-ATS, each Applicant hereby submits, no later than the end of the fourth business day after the pricing of this series of PIR Bonds, the information referenced below. The issuance Advice Letter is for the PIR Bonds series                     , tranches                      Any capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE:

This filing establishes the following:

(a)	The total amount of Phase-In Recovery Charges being securitized;

(b)	Confirmation of compliance with issuance standards;

(c)	The actual terms and structure of the PIR Bonds being issued;

(d)	The initial Phase-In-Recovery Charges for retail users; and

(e)	The identification of the SPE

PHASE-IN RECOVERY CHARGES BEING SECURITIZED:

The total amount of Phase-In Recovery Charges being securitized (the Securitized Phase In Recovery Charges) is presented in Attachment-!.

Case No. 12-1465-EL-ATS

COMPLIANCE WITH ISSUANCE STANDARDS

The Financing Order requires Applicants to confirm, using the methodology approved therein, that the actual terms of the Phase-In Recovery (PIR) Bonds result in compliance with the standards set forth in the Financing Order. These standards are:

1.	The total amount of revenues to be collected under the Financing Order is less than the revenue requirement that would be recovered using traditional cost recovery mechanisms (See Exhibit-A, Attachment 2, Schedule C and D);

2.	The amount securitized will not exceed the present value of traditional cost recovery mechanisms revenue requirement over the life of the proposed PIR Bonds associated with the Securitized PIR; (See Exhibit-A, Attachment 2, Schedule D);

3.	The PIR Bonds will be issued in one or more series comprised of one or more tranches having final maturities of years and legal final maturities not exceeding years from the date of issuance of such series (See Exhibit-A, Attachment 2, Schedule A).

The structuring and pricing of the PIR Bonds is certified by the Applicants to result in the PIR Bond charges as of the date of issuance consistent with market conditions and the terms set out in this Financing Order (See Exhibit-A, Attachment 3) that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

Case No. 12-1465-EL-ATS

ACTUAL TERMS OF ISSUANCE

PIR Bond Series:

PIR Bond Issuer: [SPE}

Trustee:

Closing date:                 , 201

Bond ratings: S&P AAA, Fitch AAA, Moody’s Aaa

Amount Issued: $

PIR Bond Issuance Costs: See Attachment.              Schedule

PIR Bond Support and Serving: See Attachment              Schedule

Tranche	Coupon Rate	Expected Final Maturity	Legal Final Maturity
A-1		/ /	/ /
A-2		/ /	/ /
A-3		/ /	/ /

Effective Annual Weighted Average Interest Rate of the PIR Bonds	%
Life of Series:	years
Weighted Average Life of Series:	years
Call Provisions (including premium, if any):
Target Amortization Schedule:
Target Final Maturity Dates:
Legal final Maturity Dates:

Payments to Investors:	Semiannually Beginning , 201
Initial annual Servicing Fee as a percent of original PIR Bond principal balance:	%

Case No. 12-1465-EL-ATS

INITIAL PHASE-IN RECOVERY CHARGES

Table I below shows the current assumptions for each of the variables used in the calculation of the initial Phase-In Recovery Charges.

TABLE I
Input Values For Initial Phase-In Recovery Charges
Applicable period: from , to ,
Forecasted retail kWh!kW sales for the applicable period:
PIR Bond debt service for the applicable period:	$
Percent of billed amounts expected to be charged-off			%
Forecasted % of Billing Paid in the Applicable Period:			%
Forecasted retail kWh!Kw sales billed and collected for the applicable period:
Current PIR Bond outstanding balance:		$—
Target PIR Bond outstanding balance as of / /	$
Total Periodic Billing Requirement for applicable period:	$

Case No. 12-1465-EL-ATS

ATTACHMENT-!

SCHEDULE A

CALCULATION OF SECURITIZED PHASE-IN RECOVERY CHARGES

	OE	CEI	TE	Total
Amount permitted to be securitized by Financing Order	$	$	$	$

TOTAL SECURITIZED PHASE-IN RECOVERY CHARGES	$	$	$	$

Case No. 12-1465-EL-ATS

ATTACHMENT-I

SCHEDULE B

ESTIMATED UP-FRONT FINANCING COSTS

AMOUNT[1]
1	Accountant’s / Auditor’s Fees
2	Fee for Applicants’ Structuring Advisor
3	Legal Fees and Expenses for Applicants/lssuer’s Counsel
4	Legal Fees and Expenses for Trustee’s Counsel
5	Legal Fees and Expenses for Underwriter’s Counsel
6	Printing and Filing Fees
7	Rating Agency Fee[2]
8	SEC Registration Fees[3]
9	Servicer Set-up Costs[4]
10	Trustee Payments
11	Underwriting Costs[5]
12	Miscellaneous[6]
13	Subtotal Issuance Expenses (Sum Lines 1-12)
14	Debt Retirement Costs[7]
15	TOTAL ESTIMATED UP-FRONT FINANCING COSTS (Lines 13 + Line 14)

[1]	Up-front financing costs expected to be allocated based upon Phase-in Cost amounts assuming a SEC-registered single combined offering, unless otherwise noted.
[2]	Based upon current fee schedules applied to issuance amounts which change from time to time.
[3]	Based upon current fee level of $0.0000393 applied to issuance amounts
[4]	Assumes $100,000 per utility.
[5]	Based upon fee level of 0.50% applied to issuance amounts.
[6]	Unforeseen expenses, if any, will be descried in the Final Financing Order following the issuance of the Phase-in Recovery Bonds.
[7]	Will vary depending upon market conditions and timing method of debt retirement.

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-A

PHASE-IN RECOVERY BOND REVENUE REQUIREMENT INFORMATION

SERIES TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

SERIES TRANCHE
Payment Date	Principal Balance	Interest	Principal	Total Payment

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-B

ONGOING FINANCING COSTS

ANNUAL AMOUNT[1]
Ongoing Servicer Fee (The Companies as Servicer)” (0.10% of issuance amount) OR Ongoing Servicer Fee (Third Party as Servicer) ( % of issuance amount)
Administration Fees and Expenses
Trustee Fees and Expenses
Legal Fees
Accounting Fees
SPE Independent Manager’s Fees
Rating Agency Fees[3]
Reporting and SEC Filing Fees
Miscellaneous
Return on Capital Account[4]
Dealers in Intangible Tax[5]

TOTAL ONGOING FINANCING COSTS

Note: The amounts shown for each category of operating expense on this attachment are the expected expenses for the first year of the transition bonds. Phase-In Recovery Charges will be adjusted at least semi-annually to reflect any changes on Ongoing Financing Costs through the true-up process described in the financing Order.

[1]	Ongoing financing costs expected to be allocated rateably based upon issuance amount assuming a SEC-registered single combined offering.
[2]	Assumes each Applicant acts as servicer and earns annual servicing fees equal to 0.10% of issuance amount.
[3]	Based upon current scheduled fee levels.
[4]	Assumes each Applicant funds reserve account equal to 0.50% of issuance amount and earns an annual rate of return of 6.85% thereon.
[5]	Assumes each securitization SPE is required to pay a 0.8% annual tax on amounts funded in capital account.

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-C

CALCULATION OF PHASE-IN RECOVERY CHARGES

Year (a)	Transition Bond Payments[1] (b)	Ongoing Costs[2] (c)	Total nominal Phase-In Recovery Charge Requirement (b)+(c) (d)	Present Value of Phase-In Recovery Charges[4] (e)

[1]	From Attachment 2, Schedule A.
[2]	From Attachment 2, Schedule B.
[3]	Sum of PIR Bond payments and ongoing costs
[4]	The discount rate used is the weighted average effective annual interest rate of the PIR bonds.

Case No. 12-1465-EL-ATS

ATTACHMENT-2

SCHEDULE-D

COMPLIANCE WITH THE PRESENT VALUE STANDARD1

	Conventional Financing Through[2]	Securitization Financing[3]	Savings!(Cost) of Securitization Financing
Nominal	$	$	$
Present Value	$	$	$

[1]	Calculated in accordance with the methodology used in the Joint Application.
[2]	Carrying Costs at 6.85%.
[3]	From Attachment 2, Schedule C.

Case No. 12-1465-EL-ATS

ATTACHMENT-3

CERTIFICATION OF COMPLIANCE

[FE Companies Letterhead]

Date:                 , 201

Re:	Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company, Case No. 12-1465-EL-ATS

Applicants, Ohio Edison, Cleveland Electric, and Toledo Edison submit this Certification pursuant to the Financing Order In the Matter of the Joint Application of Ohio Edison Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company for Authority to Issue Phase-In-Recovery Bonds and Impose, Charge and Collect Phase-In-Recovery Charges and for Approvals of Tariff and Bill Format Changes in Case No. 12-1465-EL-ATS. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

In its issuance advice letter dated                 , 201    , the Applicant has set forth the following particulars of the PIR Bonds:

Name of PIR Bonds:

PIR Bond Issuer:

SPE)

Trustee:

Closing date:             , 201

Amount Issued: $

Expected Amortization Schedule: See Attachment 2, Schedule A to the Issuance Advice Letter

Distributions to Investors (quarterly or semi-annually):

Weighted Average Coupon Rate:     %

Weighted Average Yield:    %

The following actions were taken in connection with the design, structuring and pricing of the PIR Bonds:

<Insert actions actually taken here>

Case No. 12-1465-EL-ATS

Based upon the information reasonably available to its officers, agents, and employees of the Applicants, the Applicants hereby certify that the structuring and pricing of the PIR Bonds, as described in the issuance advice letter, will result in the PIR Bond charges as of the date of issuance, consistent with market conditions and the terms set out in this Financing Order that demonstrates both measurably enhanced cost savings to customers and mitigates rate impacts to customers as compared with traditional cost recovery methods available to the Applicants.

The forgoing certifications do not mean that lower PIR Bond charges could not have been achieved under different market conditions, or that structuring and pricing the PIR Bonds under conditions not permitted by the financing Order could not also have achieved lower PIR Bond charges.

The Applicants are delivering this Certification to the Commission solely to assist the Commission in establishing compliance with the aforementioned standard. The Applicants specifically disclaims any responsibility to any other person for the contents of this Certification, whether such person claims rights directly or as third-party beneficiary.

Respectfully submitted,

OHIO EDISON COMPANY THE CLEVELAND ELECTRIC ILLUMINATING COMPANY THE TOLEDO EDISON COMPANY

By:
Name:.
Title: